

2025

Notice of Annual Meeting and Proxy Statement

May 22, 2025
9:00 a.m. Mountain Time

Principles of Investment Stewardship

Royal Gold is committed to executing its strategy and conducting business with discipline, consistency, transparency, and reliability, integrating these values into every aspect of our operations, as reflected in our Mission, Vision and Core Values. Our conduct and efforts continue to contribute to a sustainable and responsible business approach while guiding the way forward on People, Principles and Processes.

Vision, Mission and Core Values

Royal Gold aspires to be the "gold standard" in everything we do, and we operate in alignment with the following Vision, Mission and Core Values that are shared throughout the Company.



Mission
To shape the future of mine finance through creativity, collaboration and a commitment to mutually beneficial outcomes for all stakeholders.



Vision
To be the gold standard as an employer, a financing partner, an investment and a community member

Core Values



Responsibility



Integrity



Partnership



People
Initiative, Ethics, Skills, Cooperation, Culture



Principles
Strategy, Consistency, Transparency, Discipline, Reliability



Processes
Enterprise Risk Management, Due Diligence, Portfolio Monitoring, Board and Committee Effectiveness

A Message from the Chair of the Board

Dear Fellow Stockholders,

2024 was another very successful year for Royal Gold. We reported exceptional financial results with records for revenue, operating cash flow, and earnings. Our gold-focused portfolio performed very well with the tailwind of a strong and rising gold price, and during the year we added two high-quality royalty interests in safe jurisdictions, completely repaid our outstanding debt, and increased our dividend for the 24th consecutive year, all of which we funded from robust cash flow. These achievements are consistent with our objective of providing stockholders with well-managed exposure to precious metals.

A long-standing commitment to corporate governance best practices has been a cornerstone of our success, and we strive to ensure that your Board of Directors is comprised of individuals who understand our business and have the experience and expertise to help guide strategic decision-making. We are fortunate that Kevin McArthur has served your Board since March 2014 as a director, and since May 2014 as a member of the Compensation, Nominating, and Governance Committee. He has provided invaluable contributions in both roles over the past eleven years. Kevin has decided to resign from your Board at the conclusion of the 2025 annual meeting of stockholders to assume a new role that he expects will require significant demands of his attention, and on behalf of your Board, I would like to thank him for his many contributions to Royal Gold.



"Royal Gold's financial performance in 2024 was exceptional against the backdrop of a strong and rising gold price throughout the year."

After thorough consideration, your Board is nominating Mark Isto for election as the newest member of the Board of Directors. Mark is well known to your Board after having worked with Royal Gold for eight years before retiring in September 2023 from his final position as Executive Vice President and Chief Operating Officer. Over the course of his 40-year career in mine engineering, management, and project development, Mark has demonstrated the technical and leadership skills required to effectively contribute to the Board of Directors of Royal Gold, and I believe that Mark will bring a fresh perspective to Board discussions.

We look forward to reviewing the achievements of 2024 with you, and you are cordially invited to join us virtually for our 2025 annual meeting of stockholders on May 22, 2025, at 9 a.m. Mountain Time. Holders of record of our common stock on March 27, 2025 are entitled to notice of and to vote at the virtual annual meeting. The accompanying notice of annual meeting and proxy statement describe the business to be conducted at the meeting.

On behalf of your Board of Directors, I thank you for your continued support.

Sincerely,

William Hayes
Chair of the Board

Please Vote

It is important that your shares are represented and voted at the virtual annual meeting. Even if you expect to log into the virtual annual meeting, please vote your shares as promptly as possible by telephone or the internet or by signing, dating, and returning the proxy card mailed to you if you received a paper copy of this proxy statement.

Notice of 2025 Annual Meeting of Stockholders

Items of Business

Proposal 1

Election of the three Class II director nominees identified in the accompanying proxy statement.

✓ **FOR** each director nominee

Proposal 2

Approval, on an advisory basis, of the compensation of our named executive officers.

✓ **FOR**

Proposal 3

Approval of the Royal Gold, Inc. 2025 Incentive Plan.

✓ **FOR**

Proposal 4

Ratification of the appointment of Ernst & Young LLP as our independent registered public accountant for the fiscal year ending December 31, 2025.

✓ **FOR**

Stockholders will transact any other business as may properly be brought before the meeting and any postponement or adjournment of the meeting.

Meeting Materials

We are providing our "Notice of Internet Availability of Proxy Materials" to stockholders beginning on or about April 4, 2025. This document contains instructions on how you can access our proxy materials online. We are also mailing a full set of our proxy materials to stockholders who previously requested paper copies of the materials. Our proxy materials can also be viewed on our website at www.royalgold.com under "Investor Resources — Proxy Materials."

By Order of the Board of Directors

David Crandall, Corporate Secretary
Denver, Colorado
April 4, 2025



When

Thursday, May 22, 2025
9:00 a.m. Mountain Time



Where

You can attend and participate in the meeting by visiting www.virtualshareholdermeeting.com/RGLD2025, where authenticated stockholders will be able to listen to the meeting live, submit questions, and vote. The 2025 annual meeting of stockholders of Royal Gold will be held entirely online via live audio webcast. The webcast is designed to provide stockholders the opportunity to participate virtually to facilitate stockholder attendance and to provide a consistent experience to all stockholders, regardless of location.



Who

You are eligible to vote at the virtual annual meeting and any postponement or adjournment of the meeting if you are a holder of Royal Gold's common stock at the close of business on March 27, 2025 (the "Record Date").

How to Vote



Telephone

1-800-690-6903



Internet

www.proxyvote.com



Mail

Mark, sign, date, and return the enclosed proxy card or voting instruction form.



At the Virtual Annual Meeting

Vote through the online platform.

Table of Contents

Company Highlights

About Royal Gold, Inc.

Royal Gold's business is to acquire and manage precious metals streams, royalties, and other similar interests. We focus on building and managing a diversified and cash-flowing portfolio of interests in producing mines by aligning with experienced operators while creating a pipeline of earlier-stage assets that have the potential to be cash-flowing in the future.

Streams and Royalties

A **metal stream** is a purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals produced from a mine, at a price determined for the life of the transaction by the purchase agreement.

A **royalty** is the right to receive a percentage or other denomination of mineral production from a mining operation, after deducting specified costs (if any).

 **Business Model**

Our business model gives investors exposure to a globally diversified portfolio of mining assets, including producing mines and development and exploration projects, without incurring the costs associated with mine operations.

 **Gold Focused**

76% of our revenue for the year ended December 31, 2024 was generated from gold.

 **Growth**

We prioritize investment in long-lived assets in mining-friendly and safe jurisdictions that we expect will provide our stockholders exposure to higher gold prices as well as growth in production and reserves.

 **Capital Deployment**

We seek to maintain a strong balance sheet and sufficient access to liquidity to allow us to invest opportunistically.

 **Financial Strength**

Our high-margin business model supports our preference to finance our growth internally using cash flow from operations and available credit.

 **Return to Stockholders**

We believe in paying a growing and sustainable dividend.

2024 Company Performance

Our business is designed to deliver leverage to gold, and our 2024 results demonstrate the direct relationship between a strong and rising gold price and Royal Gold's financial performance.

 ## $719.4M

Strong financial performance with record revenue of $719.4 million, operating cash flow of $529.5 million, and earnings of $332.0 million.

 ## $1B

$1 billion returned to stockholders since our first dividend payment in 2000, and our dividend per share increased for the 24th consecutive year. This history of dividend payment and growth is unique in the precious metals sector and Royal Gold is the only precious metals company in the S&P High Yield Dividend Aristocrats Index.

 ## 301,500 GEOs*

Robust production volume of 301,500 GEOs* for 2024, including the first contributions from the new Mara Rosa, Côté Gold, and Manh Choh mines.

 ## $1.2B

Maintained available liquidity of $1.2 billion as of December 31, 2024, representing approximately $190 million in working capital and $1 billion undrawn and available under our revolving credit facility.

 ## $106M of Acquisitions

We acquired royalty interests for total cash consideration of $106 million on the Back River Gold District in Nunavut, Canada, and the Cactus Project in Arizona, U.S.A.

---

* Gold equivalent ounces or "GEOs" are calculated as Royal Gold's total revenue for 2024 of $719.4 million divided by the average London Bullion Market Association ("LBMA") PM gold fixing price for 2024 of US$2,386 per ounce.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and we encourage you to read the entire proxy statement before voting. For more complete information regarding our financial and operational performance, we encourage you to review our Annual Report on Form 10-K for the year ended December 31, 2024. Unless the context otherwise requires, references to "Royal Gold," the "Company," "we," "us," and "our" refer to Royal Gold, Inc. and its consolidated subsidiaries.

Voting Roadmap

Proposal 1

Election of Three Class II Director Nominees to Serve until the 2028 Annual Meeting

The Board recommends you vote **FOR** each director nominee. These individuals bring a range of relevant experience and overall diversity of perspectives that is essential to good governance and leadership of Royal Gold.

(see page 11)

Proposal 2

Advisory Vote on Executive Compensation

The Board recommends you vote **FOR** this "say-on-pay" advisory proposal because the Board believes that our compensation policies and practices are effective in achieving our compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth, and linking management interests with stockholder interests.

(see page 38)

Proposal 3

Approval of the Royal Gold, Inc. 2025 Incentive Plan

The Board recommends you vote **FOR** the approval of the 2025 Incentive Plan. We believe that voting in favor of the 2025 Incentive Plan is important, as a well-designed equity program serves to strengthen the alignment of employees' long-term economic interests with those of stockholders while not causing unreasonable dilution to stockholders.

(see page 68)

Proposal 4

Ratification of Appointment of Ernst & Young LLP as Independent Auditor for 2025

The Board recommends you vote **FOR** this proposal. Our Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for 2025 and is asking stockholders to ratify this selection.

(see page 78)

Election of Directors

Class II Director Nominees at a Glance

Our Board is comprised of seven directors divided into three classes, with each class serving a term of three years. The following table summarizes important information about each director nominee standing for election to the Board for a three-year term expiring at our annual meeting in 2028.

 **William Hayes**

- Independent director since 2008
- Chair of the Board since May 2014
- CNG Committee member since August 2023
- Former Audit Committee member from November 2008–August 2023
- Retired mining executive
- Age 80

 **Mark Isto**

- Nominee for election
- Former EVP and Chief Operating Officer at Royal Gold
- Experienced mine operator
- Strong technical expertise and knowledge of the Company's assets and operations
- Age 65

 **Ronald Vance**

- Independent director since April 2013
- Corporate and business development expert
- Audit Committee member since August 2023
- Audit Committee Financial Expert
- Former CNG Committee member from January 2014–August 2023
- Retired mining executive
- Age 72

Other Directors at a Glance

				Board Committees	
Director Name & Current Position	Age	Director Since	Independent	Audit Committee	CNG Committee
Class I Directors (Term Expires 2027)					
William Heissenbuttel President and CEO	59	2020			
Jamie Sokalsky Retired Mining Executive Chair of Audit Committee	67	2015	●	●	
Class III Directors (Term Expires 2026)					
Fabiana Chubbs Retired Mining Executive Financial and Internal Controls Expert	59	2020	●	●	
Kevin McArthur (*resigning effective May 22, 2025*) Retired Mining Executive Experienced Mine Operator	70	2014	●		●
Sybil Veenman Retired Mining Executive Corporate Governance and Legal Expert Chair of the CNG Committee	61	2017	●		●

Corporate Governance Highlights

 **Our corporate governance practices are designed to protect and promote long-term value**

- Separate CEO and Chair
- Lead independent director appointed if Board Chair is not independent
- Independent Board Chair and Audit and Finance Committee ("Audit Committee") and Compensation, Nominating and Governance Committee ("CNG Committee") members
- All Audit Committee members are deemed financial experts
- Majority voting in uncontested director elections
- Independent directors average one outside public company board
- Thorough director onboarding program
- Continuing director education is encouraged and funded
- Quarterly regulatory and governance updates provided
- Annual Board and committee self-assessments
- Robust director and management succession planning processes
- Regular executive sessions of the Board and committees
- Annual compliance reviews of corporate governance policies and charters
- Quarterly Board review of enterprise risk management program

- Quarterly Audit Committee review and annual Board review of cybersecurity program
- Regular stockholder engagement
- Stock ownership guidelines for directors and executives
- Annual advisory say-on-pay vote
- CNG Committee retention of independent compensation consultant to assist with executive and director compensation
- Focus on pay for performance in executive compensation program
- Robust insider trading policy
- No tax gross-ups or excessive perquisites
- No stock option repricing without stockholder approval
- Policies against hedging and pledging stock
- Strong Code of Business Conduct and Ethics and Whistleblower Policy
- Promotion of equal opportunity work environment supported by our People Policy
- Clawback policy to recoup incentive-based compensation from executive officers for accounting restatements and improper conduct

2024 Executive Compensation Overview

The following table summarizes compensation for our named executive officers ("NEOs") during 2024. Please see the Summary Compensation Table and accompanying footnotes beginning on page 58 for additional information. All amounts are in U.S. dollars.

Name and Principal Position	Salary	Non-Equity Incentive Plan Compensation	Stock Awards	All Other Compensation	Total Compensation
William Heissenbuttel President and CEO	$896,000	$935,000	$2,303,093	$50,415	$4,184,508
Paul Libner SVP and CFO	$480,000	$374,000	$881,002	$42,171	$1,777,173
Daniel Breeze SVP Corp Dev, RGLD Gold AG	$514,649	$403,312	$863,513	$63,164	$1,844,638
Martin Raffield SVP Operations	$445,000	$346,000	$762,925	$42,535	$1,596,460
Randy Shefman SVP and GC	$464,000	$367,000	$794,733	$43,651	$1,669,384

Compensation Framework

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits consistent with benefits offered to all of our employees. The majority of target compensation for our chief executive officer is performance-based and not guaranteed. We also emphasize long-term equity ownership to better align our executives' interests with our stockholders' interests.

CEO	Element	When	2024 Performance Measures	Measuring Period	How Payout Determined	Other NEOs
Cash 25.4%	**Salary**	Reviewed Annually	Individual experience and performance	Ongoing	Benchmarking, individual experience, and performance	32.7%
31.0%	**Short-Term Incentive**	Awarded Annually	Financial, operational, strategic, and individual measures (page 48)	One Year	CNG Committee verification of performance as compared to preestablished measures	30.0%
Equity 42.4%	**Restricted Shares**	Awarded Annually	Service conditions (page 51)	Ratable vesting over 3 years	Continued service through vesting period	34.4%
	Performance Shares		Total stockholder return ("TSR") percentile compared to our peer group (page 51)	3-year performance period	CNG Committee verification of TSR percentile compared to our peer group and continued service through vesting period	
Other 1.2%	**Benefits**					2.9%

Pay-for-Performance Alignment

Short- and Long-Term Performance Measures	Designed to Promote Achievement of our Business Strategy	2024 Achievement	Results

Short-Term Incentive

Gross GEO Production [1]	Gold-focused portfolio; capital deployment	110% of target opportunity	Short-term incentive awards for 2024 paid out at between 104% and 106% of target for NEOs
Net GEOs in Reserves and M&I Resources [2]	Gold-focused portfolio; capital deployment; growth	15% of target opportunity	
Expense Control—Adjusted Cash G&A Expense [3]	Financial flexibility and discipline	143% of target opportunity	
Stewardship and Risk Management	Financial flexibility and discipline; portfolio management; sustainability	175% of target opportunity	
Individual Performance	Management development, investment stewardship initiatives, succession planning	Varies by NEO	

Long-Term Incentive

Restricted Shares	Executive retention		23,238 shares vested in 2024 for our NEOs
Performance Shares (TSR)	Stockholder return	August 2021 awards: 57th Percentile TSR (88% of target) March 2022 awards: 59th Percentile TSR (96% of target)	27,586 shares vested for our NEOs based on performance periods ending in 2024

[1] Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2024 were $1,950 per ounce for gold, $23.00 per ounce for silver, and $3.80 per pound for copper.

[2] Net GEOs in Reserves and M&I Resources equals the sum of our estimated mineral reserves and mineral resources (measured for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted gold price. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2023 to November 30, 2024.

[3] Adjusted Cash G&A Expense equals our cash general and administrative expense less (a) litigation expense, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any.

See detailed discussion of short-term and long-term incentive programs on pages 48 and 51, respectively.

1

Election of Directors



Our Board recommends that our stockholders vote **FOR** each director nominee.

Election of Directors

Our Board consists of seven directors divided into three classes. Each class serves for a staggered three-year term. The Class II directors elected at our 2025 annual meeting will serve until our 2028 annual meeting or until their successors are elected and qualified or their earlier death or resignation.

Our Board has nominated William Hayes, Mark Isto, and Ronald Vance to stand for election as Class II directors at our 2025 annual meeting. Each nominee was nominated by our Board based on the recommendation of the CNG Committee. In making these nominations, our Board and CNG Committee considered each nominee's experience, qualifications, and skills as described below. Messrs. Hayes and Vance are currently serving on our Board and were most recently elected by stockholders at our 2022 annual meeting. Mr. Isto previously served as our Executive Vice President and Chief Operating Officer until his retirement in September 2023. The CNG Committee recommended that our Board nominate Mr. Isto for election at the annual meeting because of his strong technical expertise and knowledge of the Company's assets and operations, qualifications which will become particularly valuable following Mr. McArthur's resignation from the Board.

Each nominee has consented to serve as a director if elected. We have no reason to believe that any nominee will be unable or unwilling to serve if elected. However, if that occurs prior to the annual meeting, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors.

Recommendation

The Board unanimously recommends that you vote "FOR" each director nominee. These individuals bring a range of relevant experience and perspectives that are essential to good governance and leadership of Royal Gold.

Vote Required for Approval

Each director must be elected by the majority of votes cast at the annual meeting, with a quorum present. This means the number of shares voted for a nominee must exceed the number of shares voted against the nominee. Mr. Hayes and Mr. Vance have each tendered to the Board a contingent, irrevocable resignation that will become effective only if the nominee fails to receive the required majority vote and the Board accepts the resignation. If Mr. Hayes or Mr. Vance does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board whether to accept or reject the resignation or whether some other action should be taken. The Board will act, taking into account the recommendation of the CNG Committee, and publicly disclose its decision and the rationale behind its decision within 90 days after the date of the certification of the election results. The director at issue will not participate in the discussion or decision of the Board. Mr. Isto will not be elected to the Board if he does not receive a majority of the votes cast at the annual meeting.

Board Characteristics

100% **Executive Experience in the Mining Industry**

86% **Independent**[*]

67 **Average Age**[*]

9 **Average Tenure in Years**[*]

[*] Following Mr. McArthur's resignation and Mr. Isto's election at the annual meeting, 71% of the Board will be independent and the average age and tenure of the directors will decrease to 66 years and 8 years, respectively.

Our Board Nominees

Board Skills and Experience

Our Board is comprised of an experienced, highly-engaged group of individuals that provides strong, effective oversight of our Company. Both individually and collectively, our directors have the relevant qualifications and skills that contribute to our Board's oversight of our global operations and long-term priorities, including our growth strategy. Importantly, each director and director nominee has senior executive experience, including having served as a CEO or high-level executive of a large and complex global organization, and leadership experience in the mining industry, which is particularly relevant to our business as a leading metal stream and royalty company.

This experience, along with the other skills and attributes discussed on the following pages and described under "Director Nomination Process" on page 23, is a key consideration in evaluating the composition of our Board. All of our Board members possess the following key attributes and skills, which are critical to a well-functioning board:

- A high level of integrity and ethics
- Leadership, diplomacy, and overall business acumen
- Ability to devote significant time to Board duties
- Business and professional achievements
- Ability to represent the interests of all stockholders
- Ability to amicably raise and discuss different perspectives

- Willingness to build consensus and collaborate with other directors
- Understanding of the advisory and proactive oversight responsibility of our Board
- Ability to leverage management's expertise to stay informed on emerging issues
- Willingness to share feedback and receive input both within and outside regularly scheduled Board meetings

In addition, our Board members and director nominees contribute to our Board the individual experiences, qualifications, and skills depicted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list. Our Board members and director nominees have acquired these experiences, qualifications, and skills through education, direct experience, and oversight responsibilities.

Board Skills Matrix

	CHUBBS	HAYES	HEISSENBUTTEL	ISTO	MCARTHUR	SOKALSKY	VANCE	VEENMAN
Knowledge, Skills, and Experience								
Mining Industry Experience: Mining, metals or other extractives industry experience assists in understanding our business drivers, operations, key performance indicators, long-term ROI horizons and competitive environment.	●	●	●	●	●	●	●	●
Technical Mining Experience: It is important that our Board includes a member or members with experience in open-pit and underground mines, including oversight of associated health and safety matters, as well as experience with exploration, geology, metallurgy, and mining practices.	◐	◐		●	●	◐	◐	◐
Business Development/Capital Markets/Banking/ Finance/M&A: Experience with capital markets and banking transactions and mergers and acquisitions provides the knowledge and skills necessary to evaluate and oversee the design and implementation of our financing and capital allocation strategies.	●	●	●	●	●	●	●	●
Board Service at Other Public Companies: Directors with experience serving on public company boards demonstrate a deep understanding of risk oversight, strategic planning, fiduciary duties of directors, management succession planning, corporate governance standards and best practices of public company boards and board committees.	●	●		●	●	●	●	●
CEO, CFO or Other Management Experience: Directors with CEO, CFO or other executive level management experience have a demonstrated record of leadership and bring valuable perspectives and practical insights on developing and implementing business strategy; risk and risk management; maintaining effective and sustainable operations; environmental management; compliance; corporate values and culture; and driving growth in order to achieve our strategic goals.	●	●	●	●	●	●	●	●
Accounting: Experience as an accountant, auditor, or other similar experience is critical to providing oversight of the preparation and audit of our financial statements and ensuring compliance with various related regulatory requirements and standards. We seek to have several directors who qualify as audit committee financial experts, as defined by SEC rules.	●	●	◐		◐	●	●	◐
Corporate Governance: Directors with experience implementing governance structures and policies provide an understanding of best practices and key issues, enhancing our ability to maintain good governance and to execute new key governance initiatives.	●	●	●	◐	●	●	●	●
Information Technology/Cybersecurity: Experience with information technology/ cybersecurity contributes to an understanding of our information technology capabilities and risks associated with cybersecurity matters.	◐	◐	◐		◐	◐	◐	◐

Some Experience: ◐   Extensive Experience: ●

	CHUBBS	HAYES	HEISSENBUTTEL	ISTO	MCARTHUR	SOKALSKY	VANCE	VEENMAN
Human Capital Management: Experience in key human capital areas is helpful in supporting business and corporate strategies, including talent and organizational resourcing and development, and compensation.	◑	●	●		●	●	●	●
International Business: Experience in international business/global affairs or experience related to global economic trends yields an understanding of geographically diverse business environments, regulatory matters, economic conditions and cultural perspectives that informs our global business practices and strategy, and enhances our international operations.	●	●	●	●	●	●	●	●
Legal and Regulatory: Royal Gold is subject to a broad array of government regulations. Legal, regulatory compliance and/or public policy experience offers valuable insight into the impact of laws, rules, regulations, and other governmental actions and decisions on our Company and our industry, and greater understanding of the legal risks and obligations of Royal Gold.	◑	◑	●	◑	◑	◑	●	●
Risk Management: Experience with risk management is critical to Royal Gold because the scale and complexity of our business necessitates a thoughtful and coordinated approach to risk management, including a clear understanding and oversight of the myriad risks that the Company faces, and how to assess and prioritize such risks.	●	●	●	●	●	●	●	●
Sustainability / Corporate Responsibility: Experience with implementing and advancing sustainability initiatives is valuable to Royal Gold as it furthers responsible mineral development as a means to create long-term value for our stakeholders, and helps inform the assessment of new investments and the performance of existing investments.	◑	◑	◑	●	●	◑	◑	●

Some Experience: ◑   Extensive Experience: ●

Board Biographies

Below is biographical information about our director nominees and continuing directors.

Director Nominees



William Hayes | 80 Independent

Class II Director — term expires 2025

Director since January 2008

- Chair of the Board since May 2014
- Strategic Planning Expert

- CNG Committee Member (since August 2023)

- Audit Committee Member (November 2008–August 2023)

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Risk Management

Prior Experience:

Mr. Hayes has over 35 years of progressive experience focused on mining. Mr. Hayes retired from Placer Dome Inc., where he served as Executive Vice President for Project Development and Corporate Affairs from 2004 to 2006, Executive Vice President for USA and Latin America from 2000 to 2004, and Executive Vice President for Latin America from 1994 to 2000. Mr. Hayes also worked as an executive, including chief financial officer, for various mining operations in Latin America.

Other Directorships:

- Tethyan Copper Company as Chairman of the Board (2007 – 2022)

- Antofagasta plc (LON: ANTO) (2006 – 2019)

Key Skills and Qualifications:

Mr. Hayes has provided over a decade of leadership to our Board. His skills at building a relationship of mutual trust and candor with management ensure that our Board timely receives information and the Board's feedback is reflected in Royal Gold's day-to-day business. His experience in project and operations management for a large global mining company, enhanced by his oversight of project development and safety in his role as a board member of other global mining companies, also enables him to bring valuable expertise to our Board regarding human capital management, stakeholder engagement, and assessment of our strategic objectives from a financial, operational, and sustainability perspective.



Mark Isto | 65

Nominee for Election as a Class II Director

- Former EVP and COO of Royal Gold
- Experienced mine operator
- Strong technical experience

 Mining Industry Experience

 Technical Mining Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 International Business

 Risk Management

 Sustainability / Corporate Responsibility

Prior Experience:

Mr. Isto has over 40 years of experience in mining engineering, mine management, and project development in the U.S. and globally. Mr. Isto served as our Executive Vice President and Chief Operating Officer from January 2020 until his retirement in September 2023. Previously, he served as our Vice President, Operations, from June 2016 to January 2020 and Executive Director, Project Evaluation, for our wholly owned subsidiary, RGLD Gold (Canada) Inc., from 2015 to June 2016. Prior to joining Royal Gold, Mr. Isto served as Vice President, Operations for First Nickel Inc. from 2012 to 2014 and served in Vice President and Senior Vice President roles in the Projects Group at Kinross Gold Corp. from 2006 to 2012. Mr. Isto also served as Mine General Manager of Golden Sunlight Mines, Inc. (Placer Dome America) from 2004 to 2006 and previously held numerous other management positions in Placer Dome's global operations, including Chief Engineer, Mine Superintendent, Project Director, and Senior Advisor over nearly 25 years with Placer Dome.

Other Directorships:

- Tri-Star Gold Inc. (TSX-V: TSG) (February 2021 — present)

Key Skills and Qualifications:

Mr. Isto has developed an exceptional depth of technical knowledge and operational expertise over a long career in the mining industry, including extensive international experience on-site in Brazil, Canada, Chile, Mexico, and Papua New Guinea. Mr. Isto's technical and operational skills, combined with his knowledge of the Company's assets and operations, will allow Mr. Isto to bring an important perspective to the Board.

Consulting Arrangement:

On September 13, 2023, Mr. Isto entered into a retirement letter agreement and consulting agreement with the Company. Pursuant to the terms of the agreements, Mr. Isto has provided consulting services to the Company following his retirement at an hourly rate of the Canadian dollar equivalent of US$125/hour for up to a maximum of 64 hours per month and Canadian dollar equivalent of US$100/hour for each hour in excess of 64 hours per month, in addition to reimbursement of reasonable expenses incurred in connection with his services. Mr. Isto has also remained eligible to vest in his rights in unvested restricted stock units and unvested performance shares during the term of the consulting arrangement. During 2024, Mr. Isto was paid C$120,455 under the consulting arrangements, and Mr. Isto became entitled to 8,761 shares upon the vesting or settlement of awards. We intend to terminate the consulting arrangement with Mr. Isto in connection with his election to the Board.



Ronald Vance | 72 Independent

Class II Director — term expires 2025

Director since April 2013

- Corporate and Business Development Expert

- Audit Committee Member (since August 2023)
- Audit Committee Financial Expert

- CNG Committee Member (from January 2014 – August 2023) and Chair (November 2017 – March 2023)

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

Prior Experience:

Mr. Vance has over 40 years of experience in mining and corporate development. Mr. Vance retired from Teck Resources Ltd., where he served as Senior Vice President, Corporate Development from 2006 to 2014. Prior to joining Teck Resources, Mr. Vance worked as Managing Director of Rothschild (Denver) Inc. from 1991 to 2000 and as Managing Director/ Senior Advisor of Rothschild Inc. from 2000 to 2005.

Other Directorships:

- Ivanhoe Electric Inc. (NYSE American: IE) (June 2023 – present)
- Southern Peaks Mining L.P. as Chairman of the Board (2018)

Key Skills and Qualifications:

Mr. Vance's business development experience with two large international mining companies and his extensive experience in all aspects of corporate and business development and strategic planning enable him to bring valuable expertise to our Board with respect to the mining industry, financial markets, risk assessment, and regulatory matters.

Continuing Directors



Fabiana Chubbs | 59 Independent

Class III Director — term expires 2026

Director since November 2020

- Financial and Internal Controls Expert

- Audit Committee Member (since November 2020)

- Audit Committee Financial Expert

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 International Business

 Risk Management

Prior Experience:

Ms. Chubbs has over 25 years of progressive experience in the mining industry. Ms. Chubbs served as Chief Financial Officer of Eldorado Gold Corporation from 2011 until her retirement in April 2018. She joined Eldorado Gold in 2007 and led treasury and risk management functions until accepting the Chief Financial Officer position. Prior to Eldorado Gold, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audits of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, including a Certified Public Accountant bachelor's degree and a Bachelor of Business Administration degree. She is a Chartered Public Accountant in Canada.

Other Directorships:

- Lithium Americas Corp. (TSX and NYSE: LAC) (June 2019 – present)

Key Skills and Qualifications:

Ms. Chubbs' extensive international and financial experience as the CFO of a large public mining company with substantial international operations, together with her experience as an independent auditor of public mining companies during her tenure at PwC Canada and her expertise in Sarbanes-Oxley Act controls, risk management, and technology, enable her to bring valuable expertise to our Board with respect to global business issues and oversight of our financial position and condition and the accurate reporting thereof.



William Heissenbuttel | 59 Not Independent

Class I Director — term expires 2027

Director since January 2020

- President and Chief Executive Officer

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 CEO, CFO or Other Management Experience

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

Prior Experience:

Mr. Heissenbuttel has more than 36 years of corporate finance experience, including 30 years in project and corporate finance in the metals and mining industry. Mr. Heissenbuttel has served as our President and Chief Executive Officer and a Class I director since January 2020. Previously, he served as our Chief Financial Officer and Vice President Strategy from 2018 to January 2020, Vice President Corporate Development from 2007 to 2018, Vice President Operations in 2015 and 2016, and Manager Corporate Development in 2006 and 2007. Prior to joining Royal Gold, Mr. Heissenbuttel served as Senior Vice President from 2000 to 2006 and Vice President from 1999 to 2000 at N M Rothschild & Sons (Denver) Inc. From 1994 to 1999, he served as Vice President and then Group Vice President at ABN AMRO Bank N.V. From 1987 to 1994, he was a Senior Credit Analyst and an Associate at Chemical Bank Manufacturers Hanover. Mr. Heissenbuttel holds a Master of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Northwestern University.

Key Skills and Qualifications:

Mr. Heissenbuttel was selected to serve on our Board because of his perspective and experience as our President and CEO; skills at stakeholder engagement; extensive business development, accounting and finance experience; broad understanding of global mining businesses; and risk management skills. These skills enable him to bring valuable expertise to our Board with respect to evaluating significant investments in royalty and stream interests in mining properties around the world, balancing competing interests, and addressing governance, disclosure and risk management challenges.



Jamie Sokalsky | 67 **Independent**

Class I Director — term expires 2027

Director since August 2015

- Finance and Strategic Planning Expert

- Audit Committee Member (since August 2015) and Chair (since January 2022)

- Audit Committee Financial Expert

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Risk Management

Prior Experience:

Mr. Sokalsky has over 30 years of progressive experience in the mining industry. Mr. Sokalsky's experience in the mining industry began in 1993 as Treasurer and Vice President of Barrick Gold Corporation, where he also served as Chief Financial Officer from 1999 to 2012 and CEO, President, and a director from 2012 to 2014.

Other Directorships:

- Probe Gold, Inc. (TSX: PRB) as Chairman of the Board (2015 – present)

- Agnico Eagle Mines Ltd. (NYSE: AEM) as Lead Director (2015 – present)

Key Skills and Qualifications:

Mr. Sokalsky's extensive experience in the mining industry, experience in leading a large global mining company, his expertise in many of the issues facing complex, global companies, together with his finance and strategic expertise enable him to bring valuable expertise to our Board with respect to planning for the long term, offering value to mining operators, stakeholder engagement, and anticipating risks and competitive threats.



Sybil Veenman | 61 Independent

Class III Director — term expires 2026

Director since August 2017

- Corporate Governance and Legal Expert
- CNG Committee Chair (since April 2023)
- CNG Committee Member (since January 2018)

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

 Sustainability / Corporate Responsibility

Prior Experience:

Ms. Veenman has 30 years of progressive experience in the mining industry. Ms. Veenman retired from Barrick Gold Corporation in 2014, where she served in various officer positions from 1994 to 2014, including Senior Vice President and General Counsel and a member of the executive leadership team from 2010 to 2014.

Other Directorships:

- Major Drilling Group International Inc. (TSX: MDI) (December 2019 – present)

- NexGen Energy Ltd. (TSX and NYSE: NXE) (August 2018 – present)

- IAMGOLD Corporation (NYSE: IAG) (December 2015 – May 2021)

- Noront Resources Ltd. (TSX–V: NOT) (August 2015 – February 2020)

Key Skills and Qualifications:

Ms. Veenman's extensive mining industry, legal and corporate governance experience as chief legal officer and member of the leadership team at a global gold mining company, and her substantial involvement on public company boards, enable her to bring valuable expertise to our Board with respect to the mining industry and to Royal Gold's corporate governance, compensation plans, investment stewardship strategy and management of legal and other risks.

Director Independence

Our Board has determined that each of our current directors, other than Mr. Heissenbuttel, is independent under the rules of the Securities and Exchange Commission ("SEC") and the listing standards of the Nasdaq Stock Exchange ("Nasdaq"). Our Board has also determined that none of our independent directors has any relationship with us that would interfere with the exercise of their independent judgment in carrying out their responsibilities as a director. Mr. Isto, a nominee for election at the annual meeting, does not qualify as independent because of his prior employment with the Company as Executive Vice President and Chief Operating Officer through September 2023 and his subsequent consulting arrangement with the Company.

86% 6 out of 7 current directors are independent, and following the annual meeting, 5 out of 7 directors will be independent.

Conditional Resignation Policies

Majority Vote

Under our Bylaws and Governance Guidelines, upon election or appointment to our Board and promptly following each annual meeting at which a director is reelected, each director must submit an irrevocable resignation that will become effective only if the director fails to receive the required majority vote at the next annual meeting at which the director is standing for election and the Board accepts the resignation. If a nominee does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board whether to accept or reject the resignation or whether some other action should be taken.

Age

We do not impose a mandatory retirement age for directors. However, under our Governance Guidelines, a director who has reached the age of 72 must offer to resign from the Board annually. The resignation will become effective only if accepted by a majority of the disinterested directors. Prior to the CNG Committee meeting in which director nominees were considered for the 2025 annual meeting, Messrs. Hayes and Vance each offered to resign from the Board based on this policy. In February 2025, the disinterested directors chose not to accept their resignations after having considered each of Messrs. Hayes and Vance's skills, extensive experience, expertise, leadership, and other attributes and the recommendation of the CNG Committee that both Messrs. Hayes and Vance continue as directors.

We do not impose term limits, as we believe they could result in a potential loss of contributions by directors who have developed increasing and valuable insight into our business and operations.

Job Changes

Any director who retires from his or her job or substantially changes his or her principal occupation or business association must offer to resign from the Board in accordance with our Governance Guidelines. The CNG Committee will review any director resignation letter tendered and determine the continued appropriateness of Board membership under the new circumstances. The resignation will become effective only if accepted by a majority of the disinterested directors of the Board.

Director Nomination Process

Process for Selecting Directors

 **Succession Planning**

The CNG Committee considers the current and long-term needs of our business and maintains a list of potential director candidates based on our emerging needs and current Board structure, tenure, skills, diversity, and experience.

2 **Identify Qualified Candidates**

Whenever a vacancy arises or the Board determines that it would be advisable to add another director, the CNG Committee considers a pool of qualified director candidates, which might include candidates identified by an independent search firm in addition to the list of potential director candidates maintained by the CNG Committee.

In accordance with the Board's Governance Guidelines, the CNG Committee includes diverse individuals in any director search. Specifically, when identifying new director candidates, the CNG Committee requires that the initial list of candidates, whether generated internally or by a search firm, includes qualified candidates of gender, racial, or ethnic diversity.

In addition, the CNG Committee considers the following qualifications, among others:

- Experience in mining and mine finance
- Independence
- Integrity
- Broad business judgment and leadership skills
- Areas of expertise

- Skills that may fill gaps on the Board
- Personal qualities and reputation in the business community
- Ability and willingness to commit adequate time to Board and committee duties

3 **In-depth Review and Interview Process**

Director candidates are generally interviewed by all members of our Board.

4 **Decision and Nomination**

The CNG Committee recommends, and the full Board approves, nominees who they believe are best qualified to serve the interests of Royal Gold and its stockholders.

5 **Election**

Director nominees are presented to stockholders for election to a three-year term.

 **Result:**

Board consisting of directors with a range of relevant experience and varying tenures.

Stockholder Recommendations

The CNG Committee will consider director candidates recommended by stockholders using the same criteria outlined above. Stockholders should submit their recommendations in writing to our Corporate Secretary in accordance with the advance notice and other provisions of our Bylaws.

Corporate Governance

Governance Highlights

 **Our corporate governance practices are designed to protect and promote long-term value**

- Separate CEO and Chair
- Lead independent director appointed if Board Chair is not independent
- Independent Board Chair and Audit Committee and CNG Committee members
- All Audit Committee members are deemed financial experts
- Majority voting in uncontested director elections
- Independent directors average one outside public company board
- Thorough director onboarding program
- Continuing director education is encouraged and funded
- Quarterly regulatory and governance updates provided
- Annual Board and committee self-assessments
- Robust director and management succession planning processes
- Regular executive sessions of the Board and committees
- Regular reviews of corporate governance policies and charters
- Quarterly Board review of enterprise risk management program

- Quarterly Audit Committee review and annual Board review of cybersecurity program
- Regular stockholder engagement
- Stock ownership guidelines for directors and executives
- Annual advisory say-on-pay vote
- CNG Committee retention of independent compensation consultant to assist with executive and director compensation
- Focus on pay for performance in executive compensation program
- Robust insider trading policy
- No tax gross-ups or excessive perquisites
- No stock option repricing without stockholder approval
- Policies against hedging and pledging stock
- Strong Code of Business Conduct and Ethics and Whistleblower Policy
- Promotion of equal opportunity work environment supported by our People Policy
- Clawback policy to recoup incentive-based compensation from executive officers for accounting restatements and improper conduct

Board Structure

Our Board does not have a policy regarding separation of the roles of Chair and CEO. Our Board believes it is in our best interest to make that determination based on circumstances from time to time. Our Board believes that having an independent, non-executive Chair is currently the most appropriate structure. In the Board's view, its current leadership structure effectively allocates authority, responsibility, and oversight between management and the independent directors. Mr. Hayes has served as our independent Chair since May 2014. If in the future we decide to appoint a non-independent Chair, our Governance Guidelines state that our independent directors will also appoint a lead independent director who will preside at meetings of the independent directors.

Committees of the Board

Our Board has two standing committees: the Audit Committee and the CNG Committee. Each committee is governed by a written charter that is reviewed annually and updated as appropriate to reflect best practices and regulatory or business changes. Each committee also reviews annually its own compliance with its charter. Committee charters are available on our website at www.royalgold.com under "Investment Stewardship — Document Library."

Audit Committee



Jamie Sokalsky, Chair



Fabiana Chubbs



Ronald Vance

Committee Members and Highlights
- Audit Committee held five meetings during the year ended December 31, 2024
- Jamie Sokalsky was elected Chair, effective January 1, 2022
- Ronald Vance was elected as a member of the Audit Committee, effective August 22, 2023
- All members are independent under Nasdaq and SEC rules
- All members are audit committee financial experts under SEC rules
- All members satisfy the Nasdaq financial literacy and sophistication requirements

Key Responsibilities
- Oversees the integrity of our financial statements
- Oversees compliance with legal and regulatory requirements and corporate policies
- Appoints, retains, and oversees the independent registered public accountant and evaluates its qualifications, performance, and independence
- Approves auditing services and any non-audit services to be rendered by the independent registered public accountant
- Monitors the internal audit process and critical accounting policies
- Reviews the adequacy of financial and operating controls
- Oversees our financial strategy, capital structure, and liquidity position
- Oversees our cybersecurity program
- Reviews and approves related person transactions
- Monitors compliance with our Code of Business Conduct and Ethics

CNG Committee



Sybil Veenman, Chair



William Hayes



Kevin McArthur*

Committee Members and Highlights

- CNG Committee held five meetings during the year ended December 31, 2024
- Sybil Veenman was elected as Chair, effective April 1, 2023
- William Hayes was elected as a member of the CNG Committee, effective August 22, 2023
- All members are independent under Nasdaq and SEC rules, including the enhanced independence rules applicable to compensation committee members

Key Responsibilities

- Oversees our compensation strategy
- Reviews and approves the compensation to be paid to executive officers
- Recommends to the Board compensation to be paid to our non-employee directors
- Administers our equity incentive plans
- Oversees the preparation of our compensation disclosures
- Identifies and recommends to the Board director nominees
- Advises the Board on corporate governance matters
- Reviews our corporate governance policies
- Oversees sustainability initiatives
- Has authority to retain an independent compensation consultant
- Evaluates compliance with our Stock Ownership Guidelines
- Establishes a peer group of comparable companies and target competitive position for executive compensation
- Makes recommendations regarding director and executive succession planning
- Oversees the Board's annual self-assessment process

---

* Following Mr. McArthur's resignation at the annual meeting, it is anticipated that Ms. Chubbs will join the CNG Committee while continuing to serve on the Audit Committee.

The Board's Role and Responsibilities

Our Board is elected by stockholders to oversee management and assure that stockholders' long-term interests are being served. A significant portion of our Board's oversight responsibility is carried out through its standing committees: the Audit Committee and the CNG Committee. All committee members are independent under Nasdaq and SEC rules. Each committee meets regularly throughout the year, receives reports from senior management, reports its actions to the Board, and evaluates its performance annually. Each committee is authorized to retain outside advisors.

Oversight of Strategy

Board

- Oversees the Company's business strategy and strategic planning
- Assesses the opportunities and risks associated with the Company's current strategy as well as any proposed changes or new strategies
- Believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties, including by delegating certain subject matter areas to relevant committees, while also discussing committee reports and initiatives as a full Board
- Receives regular updates regarding potential business opportunities, providing valuable feedback to management in light of the extensive experience of the directors in the mining industry

Company Management

- Develops the Company's business strategy in consultation with the Board
- Charged with executing the business strategy

While the Board's oversight and management's execution of business strategy are viewed with a long-term mindset, the Board and management promote agility by regularly monitoring progress and results against the Company's business strategy.

The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in regular Board and committee meetings, as well as a dedicated Board session each year to focus on strategy.



This ongoing effort enables the Board to focus on Company performance over the short, intermediate, and long term.

Oversight of Risk Management

Our Board is responsible for overseeing risk management, with a focus on the most significant known and potential risks confronting the organization, including any changes to the business needed to address these risks. We have established an enterprise risk management program that is designed to identify, define, manage, and mitigate risks as appropriate. Management is responsible for the day-to-day risk management and regularly reports to the Board and its committees on risk management matters. The Board reviews the adequacy of the enterprise risk management program and discusses with management appropriate changes to the program. Each of our directors has experience with risk management at the enterprise level.

Each committee of our Board also meets with outside advisors (including outside counsel, consultants and experts), as desired by the applicable committee, to oversee risks associated with their respective principal areas of focus. In turn, each committee reports to the Board regularly, fostering awareness and communication of significant matters among all directors, and promoting a coordinated and cohesive approach to enterprise risk oversight.

Enterprise risks are identified and prioritized by management through both top-down and bottom-up processes. Management frequently collaborates throughout the year to keep an open dialogue on emerging risks identified from a variety of internal and external sources.



BOARD OF DIRECTORS

Our Board oversees enterprise-level risk, including risks associated with strategy and operations

AUDIT AND FINANCE COMMITTEE

· Integrity of financial statements
· Internal controls
· Disclosures controls and procedures
· Accounting compliance
· Cybersecurity
· Compliance program
· Capital structure and allocation

COMPENSATION, NOMINATING, AND GOVERNANCE COMMITTEE

· Regulatory
· Board organization and membership
· Sustainability
· Succession planning
· Management development
· Executive compensation and retention

MANAGEMENT

Our management administers, reviews, and updates our enterprise risk management program and provides quarterly reviews to our Board

Management Succession Planning

We are committed to ensuring that we are continually developing leadership talent within the organization, and our Board is actively engaged in talent management. The Board regularly reviews and discusses our leadership pipeline and succession plans with a focus on executive positions. High-potential leaders are given exposure and visibility to directors through meeting presentations, informal events, and one-on-one meetings.

Director Engagement

Meetings and Attendance

Our Board held nine meetings during the year ended December 31, 2024. Each director attended all of the meetings of the Board and the committees on which he or she served during 2024. It is our policy that directors attend our annual meeting of stockholders, and all of our directors attended last year's annual meeting of stockholders.

Executive Sessions

Our independent and non-employee directors meet regularly in executive sessions. In addition, the Audit Committee regularly holds separate executive sessions with our independent registered public accounting firm and internal audit leadership. The Audit Committee met in executive sessions with our independent auditors three times in 2024. Executive sessions are generally held at the beginning or end of each regular meeting.

Director Onboarding and Continuing Education

We conduct a comprehensive onboarding program with incoming directors to introduce them to Royal Gold and our management, business model, corporate strategy, financial condition, corporate organization, and governance practices.

Ongoing education for all directors is conducted throughout the year through discussions and presentations by subject matter experts, mine site visits, and other events. Directors receive information to assist in the performance of their duties as directors and committee members, as applicable, including quarterly updates concerning legal, regulatory, accounting, tax, finance, cybersecurity, compliance, and governance developments. We reimburse directors for attendance at external director education programs, membership in director organizations, and subscriptions to publications concerning governance and other relevant matters.

Board and Committee Assessments

Our Board continually seeks to improve its performance. Our Board considers a thorough and constructive assessment process to be critical in properly assessing Board and committee effectiveness. Throughout the year, our Board Chair and CNG Committee Chair have regular one-on-one discussions with our Board members to obtain real-time feedback.

1   Annual Review

The CNG Committee oversees a formal annual evaluation process to assess the effectiveness of our Board and its two standing committees. Approximately once every three years, the CNG Committee engages an external consultant to facilitate the annual evaluation. We last utilized an independent external consultant to facilitate our formal annual Board evaluation in 2023.

2   Board Assessment

Our Board's self-assessment focuses on numerous aspects of corporate governance and performance of the Board's duties and responsibilities, including, for example, the Board's culture and interactions with management; the structure, size, competencies, and experience of the Board and its committees; the Board's effectiveness in guiding strategic direction; succession planning; and the adequacy of agendas, time allotments, and information provided to directors. Our Board assesses progress in the areas targeted for improvement from the evaluation and develops action plans aimed at enhancing our Board's and its committees' effectiveness over the next year. Items requiring follow-up are monitored on an ongoing basis by our Board and committees.

3   Committee Assessment

Simultaneously with the Board's self-assessment, committee members assess the performance and effectiveness of the committee on which they serve.

Discussion of Outcome

Our Board has determined the Board and its committees operated effectively during 2024.

Follow Up

The CNG Committee takes into account the assessment results, and in particular the assessment of directors' skills and qualifications, when recommending director nominees to stockholders.

Policies and practices of the Board may be updated based on the assessment results. Director suggestions for improvements to the assessment process are incorporated on an ongoing basis.

Stockholder Engagement and Director Communications

Stockholder Engagement

We proactively engage with stockholders throughout the year. During 2024, we met with 45 of our current institutional investors. These investors own approximately 33% of our outstanding shares, and their ownership represents approximately 80% of our outstanding shares that are institutionally-held and actively-managed. Our stockholder engagement is focused on dialogue, transparency, and responsiveness. Frequent and transparent communication with stockholders helps provide our Board and senior management with timely and useful feedback on a range of topics. Recent topics of engagement have included our financial performance, investment portfolio, corporate strategy, competitive environment, and capital allocation. Various members of our management team participate in these dialogues at times. Our management team provides quarterly updates to our Board on stockholder engagement and feedback.

In April 2024, we held a hybrid in-person/virtual Investor Day where members of our management team provided an update of Royal Gold's business to stockholders, prospective investors and sell-side analysts. The session was focused on discussions with respect to Royal Gold's performance, strategic positioning, an overview of our inaugural Asset Handbook, outlook for our business, and updates on developments at various assets within the portfolio.



Who we engaged

In 2024, we met with 45 of our current institutional investors,
owning approximately

33%

of our outstanding shares, representing approximately

80%

of our outstanding shares that are institutionally-held and actively-managed.



How we engaged

We engaged our stockholders at

11

industry conferences, held

143

virtual and in-person 1x1 meetings with institutional investors, hosted

1

investor day, and presented at

8

virtual retail investor events.



What we learned

- Investor sentiment toward the gold price is generally positive, although volatility is expected to continue.

- The ability of Royal Gold's management to successfully execute the business strategy is well regarded.

- Investors have concerns with development timelines for new mining projects and the mining industry's ability to maintain production levels due to operational and political/jurisdictional risks.

Communication with Directors

Stockholders and other interested parties who wish to communicate with our Board, including our independent Chair of the Board, independent and nonmanagement directors as a group, or any other individual director, may send their communication to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202, or corporatesecretary@royalgold.com.

> **Write to us**
>
> Royal Gold, Inc.
> Attention: Corporate Secretary
> 1144 15th Street, Suite 2500
> Denver, Colorado 80202

Our Corporate Secretary reviews communications to the Board. Communications relating to accounting, auditing, or fraud are forwarded to the Chair of our Audit Committee, and any other communications addressing a legitimate business issue are forwarded to other members of our Board as appropriate.

Other Governance Policies and Practices

Board Governance Guidelines

Our Board has adopted Governance Guidelines as a general framework to assist the Board in carrying out its responsibilities. The Governance Guidelines are reviewed annually and updated as appropriate for evolving regulatory developments. The Governance Guidelines are available on our website at www.royalgold.com under "Investment Stewardship—Document Library."

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all employees, including our principal executive officer and our principal financial and accounting officer, as well as to the members of our Board. A copy of our Code of Business Conduct and Ethics is available on our website at www.royalgold.com under "Investment Stewardship—Document Library." We intend to disclose any changes to or waivers from the Code of Business Conduct and Ethics that are required to be disclosed by posting this information on our website.

Related Person Transactions

In accordance with its charter, the Audit Committee is responsible for reviewing transactions between Royal Gold and related persons and any other potential conflict of interest situations that would be required to be reported under SEC rules. Any transaction in which a related person has or will have a direct or indirect material interest, other than transactions available to all employees generally or involving $120,000 or less, must be approved or ratified by the Audit Committee. Related persons include directors, executive officers, greater than 5% beneficial owners, and their family members and associated entities. In determining whether to approve a transaction, the Audit Committee considers all relevant facts and circumstances and takes into account whether the transaction is on terms no less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances; whether the transaction would impair the independence of an independent director; and whether the transaction would present an improper conflict of interest for any director or executive officer. There were no related person transactions required to be reported under SEC rules relating to 2024, and none are currently proposed, other than the consulting arrangement with Mr. Isto described above under "Board Biographies."

Insider Trading Policy

We have adopted an Insider Trading Policy that governs transactions in Royal Gold securities by our directors, executive officers, and employees and certain persons related to them that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations and Nasdaq listing standards. It is also the policy of the Company to comply with all applicable securities laws when transacting in its own securities.

Our Insider Trading Policy prohibits directors, officers, and employees from hedging against their investments in our stock. This helps to ensure alignment between the interests of management and our stockholders generally. Specifically, the policy prohibits our directors, officers, and employees and certain persons related to them from engaging in any of the following activities related to Royal Gold securities, including securities held directly or indirectly by the individual and equity awards received from us as compensation:

- trading in our securities on a short-term basis — our policy provides that securities purchased on the open market should be held for a minimum of six months

- purchasing or holding our securities on margin

- short selling our securities

- buying or selling put or call options or other derivative securities relating to our securities

- engaging in hedging or monetization transactions, such as collars, equity swaps, prepaid variable forwards, and exchange funds with respect to our securities

- participating in investment clubs that invest in our securities

- placing open orders of longer than five business days or ending after a trading window has closed other than pursuant to a qualified trading plan

- pledging our securities as security for any obligation

Our Insider Trading Policy is reviewed annually by the CNG Committee and the Board and updated as appropriate. Our Insider Trading Policy is available on our website at www.royalgold.com under "Investment Stewardship—Document Library."

Trading Controls

Under our Insider Trading Policy, our directors, officers, and employees and certain persons related to them must receive permission from our Chief Compliance Officer before entering into any transactions in our securities. Trading is permitted only during open trading periods or pursuant to Rule 10b5-1 trading plans adopted in accordance with SEC rules. These trading plans may be entered into only during an open trading period with preapproval from our Chief Compliance Officer, and all such plans are subject to a minimum 90-day waiting period before becoming effective.

Director Compensation

Overview

Our director compensation program is designed to reflect current market trends with respect to director compensation. Among other things, our program is designed to provide a significant portion of total compensation in the form of equity to align the interests of directors with the interests of stockholders generally.

The CNG Committee is responsible for evaluating, and recommending to our independent directors the compensation paid to non-employee directors. The independent directors consider the CNG Committee's recommendation and make final determinations on compensation for our non-employee directors.

Peer Group Benchmarking

The CNG Committee reviews director compensation annually and retains an independent compensation consultant to benchmark director compensation against our peer group every other year. In February 2024, the CNG Committee relied on market information presented by its independent compensation consultant, WTW Towers Watson and its affiliates (referred to herein as the "Compensation Consultant"), in connection with the CNG Committee's review of director compensation for 2024. Our peer group for purposes of benchmarking director compensation did not change between 2023 and 2024 and is the same group used for benchmarking executive compensation as disclosed under "Peer Group Used for Compensation Benchmarking" on page 46.

The Compensation Consultant provided market information with respect to the amount of director compensation, the forms of compensation used, and stock ownership guidelines for directors.

The review of director compensation in February 2024 found that our director compensation levels were in line with the market, and no change was made to the aggregate annual Board retainer and equity award.

Elements of Director Compensation

Taking into account the benchmarking information described above and the recommendations of the Compensation Consultant, the CNG Committee recommended, and our independent directors approved, our 2024 director compensation program, as described below.

Compensation Element for Non-employee Directors	2024
Annual Board Retainer [1]	$70,000
Board and Committee Meeting Fees [1]	$1,500 / Meeting Attended
Site Visit Fees [1]	$1,500 / Mine Site Visit
Annual Retainer for Board Chair [1]	$115,000
Annual Retainer for Committee Chairs [1]	$25,000
Annual Equity Award [2]	$150,000 Equity Value Target

[1] Retainers and fees are paid quarterly in cash.

[2] Non-employee directors received 1,420 shares of restricted stock (U.S. residents) or restricted stock units (Canadian residents) on March 1, 2024. Half of the shares vested immediately and the remaining half vested on March 1, 2025.

Director Compensation Policies and Practices

Director Deferred Compensation Plan

Our non-employee directors are eligible to participate in our Deferred Compensation Plan. The plan allows participants to elect to set aside eligible equity compensation in a tax-deferred vehicle for retirement or other life-event purposes. Participants can elect to receive certain income in a future year that would otherwise be paid in the upcoming year. These amounts are not subject to federal income tax at the time of contribution to the plan. The plan is intended to promote director retention by providing a long-term savings opportunity on a tax-efficient basis. Four of our six non-employee directors elected to defer their 2024 equity awards. For the number of restricted stock awards or restricted stock units the vesting of which is deferred by each director under our Deferred Compensation Plan, see "Stock Ownership Information" on page 81.

Expenses

We reimburse non-employee directors for their out-of-pocket travel, lodging, and meal expenses incurred in connection with their travel in service to our Board.

Stock Ownership Guidelines

We expect our non-employee directors to have a significant long-term financial interest in Royal Gold. To encourage alignment with the interests of stockholders, each non-employee director is required to own shares of our common stock equal in value to at least $600,000 within five years from the date of their first equity grant. If there is a significant decline in Royal Gold's stock price that causes a director's holdings to fall below the applicable threshold, the director will not be required to purchase additional shares to meet the threshold but must refrain from selling shares until the threshold has again been achieved. Directors are also prohibited from hedging against their investments in our stock or pledging their shares.

> Non-employee directors hold, on average, Royal Gold stock valued at
>
> ## 3.4x
>
> the target ownership amount of shares valued at $600,000

Compliance with the Stock Ownership Guidelines for directors is evaluated as of December 31 of each year using the 30-day VWAP for the period ended on December 31 of such year. Compliance is also evaluated in connection with any trading preclearance request submitted under our Insider Trading Policy. For purposes of determining compliance with these guidelines, the value of an individual's holdings is based upon the higher of (1) the cost of acquisition or value at the time of grant, or (2) the market value on the date of determination. As of December 31, 2024, all non-employee directors exceeded the ownership guidelines.

2024 Director Compensation Table

The following table provides information regarding compensation paid to or earned by our non-employee directors for their services during the year ended December 31, 2024.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
William Hayes	207,500	150,023	357,523
Fabiana Chubbs	92,500	150,023	242,523
Kevin McArthur	92,500	150,023	242,523
Jamie Sokalsky	117,500	150,023	267,523
Ronald Vance	92,500	150,023	242,523
Sybil Veenman	117,500	150,023	267,523

[1] Amount represents the grant date fair value of restricted stock or restricted stock units granted on March 1, 2024, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 9 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024.

[2] Restricted stock and restricted stock unit grants to non-employee directors vest 50% on the date of grant and 50% on the first anniversary of the date of grant. As of December 31, 2024, Messrs. Hayes and Vance each held 710 shares of unvested restricted stock. All other non-employee directors elected to defer their 2024 equity compensation pursuant to our Deferred Compensation Plan, which is described above. Shares of restricted stock and restricted stock units that are deferred have the same vesting restrictions.

2

Advisory Vote to Approve the Compensation of our Named Executive Officers



Our Board recommends that our stockholders vote **FOR** approval of the advisory resolution on executive compensation

Executive Compensation

Advisory Vote to Approve the Compensation of our Named Executive Officers

We are seeking stockholder approval of an advisory resolution on the compensation of our NEOs as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion included in this proxy statement.

This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express a view on our 2024 executive compensation policies and practices and the compensation paid to our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation policies and practices relating to our NEOs as described in this proxy statement. Because your vote is advisory, it will not be binding on the Board. However, as they have done in prior years, the Board and CNG Committee will consider the outcome of the say-on-pay vote when considering future compensation arrangements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires, at least once every six years, that we solicit the preference of our stockholders regarding the frequency for conducting the say-on-pay vote — every year, every two years, or every three years. At our 2023 annual meeting of stockholders, our stockholders approved, on an advisory basis, holding the say-on-pay votes annually, and our Board adopted a practice of providing for an annual say-on-pay vote.

Recommendation

Our Board unanimously recommends a "FOR" vote regarding our named executive officer compensation because our Board believes that our compensation policies and practices are effective in achieving our compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth, and linking management interests with stockholder interests.

Stockholders are asked to approve the following advisory resolution:

> **RESOLVED,** that the compensation paid to Royal Gold's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve this proposal.

Compensation Discussion & Analysis

Our Named Executive Officers

This Compensation Discussion and Analysis ("CD&A"), outlines our compensation philosophy and objectives and describes our executive pay programs for 2024 and the compensation of our 2024 named executive officers, whom we refer to as our NEOs. Our NEOs consist of:

William Heissenbuttel	**Paul Libner**	**Daniel Breeze**	**Martin Raffield**	**Randy Shefman**
President and Chief Executive Officer	SVP and Chief Financial Officer	SVP, Corporate Development, RGLD Gold AG	SVP, Operations	SVP and General Counsel
Year Joined Royal Gold: 2006	*Year Joined Royal Gold: 2004*	*Year Joined Royal Gold: 2019*	*Year Joined Royal Gold: 2022*	*Year Joined Royal Gold: 2011*

CD&A Table of Contents

Executive Summary

2024 Performance

Royal Gold has a long history of managing our business around a simple set of strategic goals that include acquiring high quality and long-lived assets in stable jurisdictions, funding our growth with limited equity dilution, maintaining a strong balance sheet and liquidity, and increasing our return to stockholders. Progress towards achievement of these goals in 2024 is summarized below.

 **$719.4M**

Strong financial performance with record revenue of $719.4 million, operating cash flow of $529.5 million, and earnings of $332.0 million.

 **$1B**

$1 billion returned to stockholders since our first dividend payment in 2000, and our dividend per share increased for the 24th consecutive year. This history of dividend payment and growth is unique in the precious metals sector and Royal Gold is the only precious metals company in the S&P High Yield Dividend Aristocrats Index.

 **301,500 GEOs***

Robust production volume of 301,500 GEOs for 2024, including the first contributions from the new Mara Rosa, Côté Gold, and Manh Choh mines.

 **$1.2B**

Maintained available liquidity of $1.2 billion as of December 31, 2024, representing approximately $190 million in working capital and $1 billion undrawn and available under our revolving credit facility.

 # $106M of Acquisitions

We acquired royalty interests for total cash consideration of $106 million on the Back River Gold District in Nunavut, Canada, and the Cactus Project in Arizona, U.S.A.

---

* Gold equivalent ounces or "GEOs" are calculated as Royal Gold's total revenue for 2024 of $719.4 million divided by the average LBMA PM gold fixing price for 2024 of US$2,386 per ounce.

Compensation Principles

The CNG Committee sets and administers our executive compensation philosophy, objectives, and design. Our fundamental compensation philosophy is to recruit, retain, and reward high-performing individuals who will bring value to Royal Gold in a variety of ways:

1 Drive growth and profitability

2 Increase long-term value for our stockholders

3 Manage Royal Gold in a responsible and sustainable manner and in the best interests of stockholders, employees, and other stakeholders

4 Maintain our reputation for management excellence and financial performance

When designing executive compensation, the CNG Committee seeks to achieve the following objectives:

- Attract and retain the highest caliber personnel on a long-term basis
- Align management's interests with the advancement of long-term, sustainable stockholder value
- Provide incentive compensation based on Company performance on key financial, operational, and strategic goals
- Encourage creativity and innovation
- Discourage excessive risk-taking behavior

Summary of 2024 Compensation Decisions

The CNG Committee reviews executive compensation annually and retains an independent compensation consultant to benchmark executive compensation against our peer group every other year. The CNG Committee took a number of steps this past year to align the compensation of our executives with our strategy and changing market dynamics and to retain and motivate executives to achieve long-term value for our stockholders, including the following:

- **Total Compensation:** Aligned NEO total compensation within a reasonable range of median executive compensation benchmark data per the Compensation Consultant's market review, taking into account the tenure and experience of each individual NEO.

- **Base Salary:** Reviewed salaries relative to executive compensation benchmark data per the Compensation Consultant's market review, applied cost of living adjustments according to region, and, in the case of Dr. Raffield, applied an additional salary adjustment as part of his transition to median over his initial three years in his role.

- **Short-Term Incentive Cash Bonus:** Maintained corporate bonus targets largely unchanged with a few modifications to the design, including the combination of various qualitative goals into the new Stewardship and Risk Management performance measure and an increase in weighting for quantitative goals from 47.5% of the total target in 2023 to 60% in 2024.

- **Long-Term Equity Awards:** Increased the target amount of long-term equity awards for all NEOs other than Mr. Heissenbuttel to better align with the median among peer companies per the Compensation Consultant's market review.

2024 Compensation Highlights

Elements of Total Direct Compensation

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits. The CNG Committee is of the view that total direct compensation for NEOs should generally be set within 15% of the median of our peer group based on level of experience. The majority of target compensation is performance-based and not guaranteed. We emphasize the use of long-term equity to incentivize our executives, and our stock ownership guidelines require our executives to maintain significant equity holdings to better align their interests with the interests of our stockholders.

Element	Type	Objective of Compensation Element
Base Salary	Fixed	• Provides fixed compensation based on an individual's skills, experience and proficiency, market competitive data, and the relative value of the individual's role within the Company • Attracts and retains executive talent and helps the Company remain competitive in our industry
Short-term Incentive Awards	Variable	• Rewards annual Company performance • Aligns participants' compensation with short-term financial and operational objectives specific to each calendar year • Motivates participants to meet or exceed internal and external performance expectations • Recognizes individual contributions to the Company's results
Long-term Incentive Awards • **Restricted Shares** • **Performance Shares**	Variable	• Rewards long-term performance, directly aligned with stockholder interests • Provides a strong performance-based equity component • Recognizes and rewards share performance and return of capital relative to industry peers through performance shares based on relative TSR performance • Aligns compensation with sustained long-term value creation • Allows executives to acquire a meaningful and sustained ownership stake • Fosters executive retention by vesting awards over multiple years

Linking Compensation to Business Strategy

Our executives are responsible for driving corporate performance. Because of this, we design our executive compensation program so that it strongly correlates to our corporate performance. We use many of the same performance measures for our compensation programs as we use to chart corporate strategy and evaluate our success in achieving that strategy.

Performance Measure	Description	Strategic Link	Element of Compensation
Gross GEO Production[1]	Gross GEO Production (holding metal price constant) vs. budget	Gold-focused portfolio; capital deployment; growth	Short-term incentive
Net GEOs in Reserves and M&I Resources[2]	GEOs calculated using budgeted metal prices	Gold-focused portfolio; capital deployment; growth	
Expense Control— Adjusted Cash G&A Expense[3]	Measures management's ability to manage our business in a cost-efficient manner	Financial flexibility and discipline	
Stewardship and Risk Management	Measures sufficiency of liquidity; effectiveness of internal controls; cyber risk management; portfolio health and monitoring efforts; human capital management; regulatory compliance and governance practices; investor outreach; and continued support of local communities	Financial flexibility and discipline; portfolio management; sustainability	
Individual Performance	Measures progress on management development, succession planning, and other established performance metrics		
TSR Relative to Certain Enumerated Precious Metals Companies	Measures the value created for our stockholders as compared to others in our industry	Stockholder returns	Performance shares

[1] Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2024 were $1,950 per ounce for gold, $23.00 per ounce for silver, and $3.80 per pound for copper.

[2] Net GEOs in Reserves and M&I Resources equals the sum of our estimated mineral reserves and measured and indicated mineral resources (measured for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted gold price. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2023 to November 30, 2024.

[3] Adjusted Cash G&A Expense equals our cash general and administrative expense less (a) litigation expenses, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any.

Compensation Best Practices

Our executive compensation program is designed to align with governance best practices and the long-term interests of our stockholders. We believe these best practices, some of which are in response to feedback from our stockholders, were key to receiving voter support of 98% for our executive compensation program at our annual meeting of stockholders held in May 2024.

98% Approval of our executive compensation at last year's annual meeting

The following are representative practices that we do and do not employ:

 **What We Do**

✔ Pay for performance with a large portion of our CEO's and other NEOs' total direct compensation representing variable or at-risk compensation

✔ Use multiple, challenging performance measures tied to our strategic objectives for our short-term incentive program

✔ Apply a performance measure linked to relative TSR to all performance shares, with performance shares representing half of long-term incentive award values

✔ Establish target and maximum awards in short- and long-term incentive programs

✔ Use a formulaic scorecard to determine objective short-term incentives and CNG Committee approval for other short-term incentives

✔ Use a mix of restricted shares and performance shares under our long-term incentive program intended to motivate performance over multiple time horizons and balance the overall risk-reward relationship

✔ Use a peer group of gold-focused companies to benchmark performance and compensation levels

✔ Target NEO compensation at or near the median of our peer group while also taking into account experience, tenure, and performance

✔ Require executive officers to meet robust stock ownership guidelines to align their interests with the interests of our other stockholders

✔ Apply "double-trigger" vesting for equity awards in a change of control, requiring a termination of employment to satisfy the vesting criteria

✔ Engage with stockholders on a variety of topics

✔ Regularly monitor our executive compensation program to assess and mitigate compensation-related risks

✔ Maintain independence of the CNG Committee and engage an independent compensation consultant that reports directly to the CNG Committee

✔ Subject all cash and equity-based incentive compensation to a clawback policy in the event of an accounting restatement or improper conduct

 **What We Do Not Do**

✘ Guarantee salary increases, annual short-term incentive payments, or long-term incentive opportunities

✘ Provide excessive perquisites

✘ Permit repricing of stock options without stockholder approval

✘ Provide excise tax gross-ups, including for change-of-control payments

✘ Permit executive officers to hedge or pledge our stock

✘ Maintain a defined benefit pension plan or any special executive retirement plans

Executive Compensation Decision Making Process

Overall Process

The CNG Committee leads the annual executive compensation process, with involvement from its independent Compensation Consultant and management.

Roles and Responsibilities

CNG Committee	• Consists of three independent directors in accordance with securities laws and Nasdaq listing rules
	• Oversees administration of policies governing executive compensation
	• Reviews stockholder feedback and trends in executive compensation design
	• Reviews and sets compensation philosophy, objectives, and design and reviews any updates or changes with the Board annually
	• Ensures alignment with strategic goals and stockholder value through establishment of performance measures and goals consistent with our strategy and long-term value creation for stockholders
	• Determines whether performance measures are met
	• Conducts annual assessment of CEO performance, with input from all independent directors
	• Determines CEO compensation outside the presence of CEO and other management
	• Considers, without being bound by, input from independent Compensation Consultant and CEO on executive compensation
	• Determines executive compensation, other than for CEO, with input from CEO
Management	• Provides input to CNG Committee on strategy and program design
	• Develops initial recommendations for short- and long-term incentives based on achievement of performance measures
Independent Compensation Consultant	• Retained annually by CNG Committee; independence determined annually by CNG Committee
	• Performs work at direction and under supervision of CNG Committee
	• Provides expertise on compensation design, market practices, peer group construction, and benchmarking
	• Benchmarks executive officer and director compensation in alternating years
	• Provides in-depth review of and recommendations for compensation framework and design

The CNG Committee assessed the independence of the Compensation Consultant under Nasdaq listing standards and SEC rules and concluded that no conflict of interest existed that would have prevented the Compensation Consultant from serving as an independent consultant to the CNG Committee.

The CNG Committee is responsible for making all equity grants. Our management does not have the authority to make any equity grants.

Peer Group Used for Compensation Benchmarking

The CNG Committee reviews and selects executive compensation peers based primarily on similar industry profile and size as measured by market capitalization, while providing a sufficiently robust sample size and positioning Royal Gold near the median of the peer group. The peer group used for executive compensation benchmarking in 2024 included our closest direct metal streaming and royalty competitors, as well as comparably sized gold and silver mining companies.

Company	Primary Industry	Market Capitalization as of December 31, 2024 ($ in millions)
Agnico Eagle Mines Limited	Gold	$ 39,147
Alamos Gold Inc.	Gold	$ 7,746
B2Gold Corporation	Gold	$ 3,212
Eldorado Gold Corporation	Gold	$ 3,033
Franco-Nevada Corporation	Gold	$ 22,599
Hecla Mining Company	Gold	$ 3,085
Kinross Gold Corporation	Gold	$ 11,403
Osisko Gold Royalties	Gold	$ 3,376
Pan American Silver Corporation	Silver	$ 7,366
SSR Mining Inc.	Gold	$ 1,412
Wheaton Precious Metals Corporation	Gold	$ 25,511
75th Percentile		$ 17,001
Median		$ 7,366
25th Percentile		$ 3,149
Royal Gold, Inc.	Gold	$ 8,670
Percentile Ranking		60%

Data source for market capitalization amounts is S&P CapitalIQ.

The CNG Committee reviews and considers peer data on several compensation elements, including base salary, short-term incentives, long-term incentives, and total direct compensation. There were no changes to the peer group used for executive compensation benchmarking from 2023 to 2024.

Peer Group Used for TSR Performance Benchmarking

For long-term incentive compensation purposes, the CNG Committee selected a broader comparison group to measure relative TSR performance, reflecting the broader competitive landscape for investors, consisting primarily of companies included in the VanEck Gold Miners ETF (GDX) that are gold-focused and located in North America . The CNG Committee accordingly granted 2024 performance shares that measure our TSR performance against each of the companies in the table above excluding Pan American Silver Corporation and Hecla Mining Company and including the following companies: Newmont Corporation, Barrick Gold Corporation, Equinox Gold Corp., Coeur Mining, Inc., Sandstorm Gold Royalties, OceanaGold Corporation, Lundin Gold Inc., Triple Flag Precious Metals Corp., and IAMGOLD Corporation.

2024 NEO Compensation

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits. The CNG Committee is of the view that total direct compensation should generally be set within 15% of the median of our peer group based on level of experience. The majority of target compensation is performance-based and not guaranteed. We emphasize the use of long-term equity to incentivize our executives, and our stock ownership guidelines require our executives to maintain significant equity holdings to better align their interests with the interests of our stockholders.

Base Salary

Base salary is the fixed cash amount paid to an executive to perform his or her job duties. The CNG Committee reviews base salaries annually and retains an independent compensation consultant to benchmark salaries and other elements of compensation against our peer group every other year. When setting 2024 executive compensation in February 2024, the CNG Committee relied on market information presented in January 2023 by the Compensation Consultant. The CNG Committee also takes into account the recommendations of Mr. Heissenbuttel, our CEO, with respect to salary adjustments for executives who report to him.

In general, base salaries are targeted at or near the median of our peer group, while also taking into account level of experience and performance. For Dr. Raffield, who was appointed to his current role in September 2023, the CNG Committee has taken an incremental approach to market adjustments to his salary so that Dr. Raffield's total direct compensation will approach the median over the three-year period after his appointment.

Mr. Breeze is paid in Swiss francs. You can find information about our methodology for converting his base salary into U.S. dollars in the Summary Compensation Table beginning on page 58.

Named Executive Officer Base Salaries

Name	Title	Base Salary at the End of 2023	Base Salary for 2024	Market Adjustment
William Heissenbuttel	President and CEO	$865,000	$896,000	3.6%
Paul Libner	SVP and CFO	$463,000	$480,000	3.7%
Daniel Breeze[1]	SVP, Corporate Development, RGLD Gold AG	CHF 445,000	CHF 453,000	1.8%
Martin Raffield	SVP, Operations	$415,000	$445,000	7.2%
Randy Shefman	SVP and General Counsel	$448,000	$464,000	3.6%

[1] Mr. Breeze's cash compensation is paid in Swiss francs. The amounts in U.S. dollars equivalent as of December 31, 2023 and December 31, 2024 are $495,411 and $514,649, respectively. See footnote 3 to the Summary Compensation Table for more information.

Short-Term Incentive Awards

The CNG Committee uses a formulaic scorecard that sets predetermined financial, operational, strategic, stewardship and risk management, and individual performance measures for determining awards of short-term incentives. These performance measures may be objective or subjective, depending on the nature of the measure. For example, measures tied to financial metrics are objective, while measures tied to stewardship and risk management and individual performance allow for judgment on the part of the CNG Committee. Our CNG Committee continues to believe that the short-term incentive program should have non-financial, non-formulaic elements that allow for positive or negative compensation adjustment based on qualitative performance assessments.

The CNG Committee believes the scorecard is transparent, uses measures that are understood by our executives and stockholders, and aligns executive pay with our performance.

In February 2024, the CNG Committee established a short-term incentive target for each executive based on a percentage of the executive's salary for 2024. The short-term incentive targets of 100% of base salary for Mr. Heissenbuttel and 75% of base salary for other NEOs were consistent with the targets set in prior fiscal years, and were considered by the CNG Committee, based on the market survey provided by the Compensation Consultant, to be competitive with our peers.

The CNG Committee also approved various performance measures tied to corporate and individual performance and established threshold, target, and maximum performance goals for each objective measure. Payout under our short-term incentive program can range from zero if no threshold goals are achieved to approximately 180% of an NEO's short-term incentive target if each maximum goal is achieved. In general, the CNG Committee sets performance goals based on the following guideposts:

Threshold	Target	Maximum
Threshold performance goals are set to the minimum acceptable performance level, below which performance is not worthy of a payout	Target performance goals are generally consistent with our annual budget and strategic plan, but are challenging to achieve	Maximum performance goals require significant effort to achieve; they are exemplary performance levels that exceed targets and are worthy of payout up to a maximum of approximately 180% of target

Short-Term Incentive Scorecard Actual

Our 2024 short-term incentive program consisted of five categories of goals that were key to our continued success. These goals are summarized in the table below. In February 2025, the CNG Committee evaluated our corporate performance against each preestablished performance measure.

Performance Measure	Weight	Threshold (0% payout)	Target (100% payout)	Maximum (~180% payout)	% of Target Achieved
Gross GEO Production[1] as compared to budget, holding metal prices constant	30%	20% below budget	At Budget	20% over budget	**110%**
Net GEOs in Reserves and M&I Resources[2] compared to budget, using budgeted metal prices	20%	10% below budget	At Budget	10% over budget	**15%**
Expense Control[3]	10%	10% over budget	At Budget	10% below budget	**143%**
Stewardship and Risk Management	15%	CNG Committee assessment of the measures discussed below			**175%**
Individual performance against preestablished goals	25%	CNG Committee and CEO assessment of individual performance			**Varies (see table below)**
Total	**100%**				

[1] Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2024 were $1,950 per ounce for gold, $23.00 per ounce for silver and $3.80 per pound for copper. For 2024, our Gross GEO Production was 305,896 ounces, compared to budgeted Gross GEO Production of 300,000 ounces.

[2] Net GEOs in Reserves and M&I Resources equals the sum of the Company's estimated mineral reserves and mineral resources (for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted metal price of $1,950 per ounce for gold. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices of $1,950 per ounce for gold, $23.00 per ounce for silver, and $3.80 per pound for copper. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2023 to November 30, 2024. For 2024, the Company recognized 7,099,818 actual net GEOs in reserves and M&I resources from producing and development properties as of November 30, 2024, compared to 7,758,123 net GEOs in reserves and M&I resources as of December 1, 2023.

[3] Expense Control measures our cash general and administrative expense, less (a) litigation expenses, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any. For 2024, our adjusted cash general and administrative was $27.2 million, compared to budgeted adjusted cash general and administrative of $29.1 million.

Short-Term Incentive Award Assessments

In February 2025, our CNG Committee determined payouts for our NEOs under our short-term incentive program based on the Company's performance and individual performance. In assessing Royal Gold's performance, the CNG Committee determined that our performance exceeded target on the following metrics: (1) Gross GEO Production exceeded target by nearly 6,000 GEOs, resulting in a pay out of 110% of target, and (2) Expense Control resulted in savings of $1.9 million beyond the targeted expenditures, resulting in a payout of 143% of target. However, Net GEOs in Reserves and M&I Resources did not reach the target, resulting in a payout of 15% of target on that metric.

With respect to the Stewardship and Risk Management performance measure, the CNG Committee recognized performance exceeded target for 2024. The CNG Committee acknowledged the following accomplishments: (a) deployment of over $100 million for new royalty interests from our cash on hand; (b) repayment of $250 million under our credit facility, and an increase in our available liquidity to $1.2 billion; (c) no reportable significant deficiencies or material weaknesses in internal controls over financial reporting; (d) the extension of cyber awareness training to all employees; (e) continued strong health of the Company's stream and royalty portfolios, reflecting the geopolitical balance within the portfolios and successful collection efforts during 2024; (f) extensive monitoring of and preparation for various proposed regulatory changes and resolution of certain regulatory matters; (g) further development of a balanced approach to sustainability and investment stewardship and related reporting to appropriately reflect the Company's business model; and (h) maintenance of our carbon neutral status for our corporate footprint and strengthening our carbon offset strategy. The Company published its first climate report in 2024. Investor outreach improved in 2024 as our engagement with new investors increased 53% over 2023 with the US and Europe as jurisdictions of focus. The CNG Committee approved a payout of 175% of target on the Stewardship and Risk Management metric.

The CNG Committee evaluated Mr. Heissenbuttel's performance against his individual performance measures. The CNG Committee and Mr. Heissenbuttel evaluated the performance of our other NEOs against their individual performance measures. Individual performance goals for Mr. Heissenbuttel related to corporate strategy, stockholder engagement, expanded sustainability and stewardship efforts, employee health and safety, and succession planning. Individual performance goals for the other NEOs covered specific tasks relating to their areas of responsibility and covered topics such as asset/risk management, business development efforts, expanded sustainability and stewardship efforts, or cost reductions, depending on the NEO.

The following tables show the payouts for the year ended December 31, 2024, for our NEOs (amounts may not foot due to rounding):

Performance Versus Pre-established Performance Measures

Performance Measure	% of Target Achieved	Weight	Heissenbuttel	Libner	Breeze	Raffield	Shefman
Gross GEO Production	110%	30%	33.0%	33.0%	33.0%	33.0%	33.0%
Net GEOs in Reserves and M&I Resources	15%	20%	3.0%	3.0%	3.0%	3.0%	3.0%
Expense Control	143%	10%	14.3%	14.3%	14.3%	14.3%	14.3%
Stewardship and Risk Management	175%	15%	26.3%	26.3%	26.3%	26.3%	26.3%
Individual Performance	varies	25%	27.8%	27.3%	28.0%	27.0%	28.8%
Overall Score for NEO			**104.4%**	**103.9%**	**104.5%**	**103.7%**	**105.5%**

Short-Term Incentive Awards Made for 2024

Measure for 2024	Heissenbuttel	Libner	Breeze	Raffield	Shefman
Target	$ 896,000	$ 360,000	CHF 339,750	$ 333,750	$ 348,000
Overall Score for NEO	104.4%	103.9%	104.5%	103.7%	105.5%
Actual Short-Term Incentive	$ 935,000	$ 374,000	CHF 355,000	$ 346,000	$ 367,000

Long-Term Incentive Awards

Long-term incentive compensation is designed to encourage executives to manage our business for the long term by delivering a significant portion of each executive's potential total direct compensation at a future date.

Awards during 2024 were consistent with compensation program modifications implemented since August 2021 by our CNG Committee, following the recommendations of our Compensation Consultant, designed to simplify our long-term incentive program in a way that aligns with stockholder expectations and competitive market practices and to remove overlap between the performance measures under our short- and long-term incentive programs.

Types of Awards in 2024

Grants of annual long-term incentive awards for executives for 2024 were split equally between restricted shares and TSR performance shares.

Award Type	2024 Proportion	How it works
Time-Based Restricted Shares	50%	Awards of restricted stock awards ("RSAs") and restricted stock units ("RSUs") focus on retention by securing the long-term commitment of our executives, with the ultimate value received tied directly to our share price performance over the vesting period. RSAs and RSUs granted in March 2024 vest ratably over three years. Our U.S.-based executives receive RSAs, and our executives based in Canada and Switzerland receive RSUs. RSAs are treated as issued and outstanding shares of common stock with voting and dividend rights. RSUs are not issued and outstanding shares upon which the grantee may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.
TSR Performance Shares	50%	Performance shares are intended to incentivize the achievement of long-term share price appreciation. Performance shares vest after three years only if we achieve a TSR compared to the TSRs of certain enumerated precious metals companies between defined threshold and maximum levels over that three-year period. No performance shares vest if the threshold goal is not met. Performance shares vest by linear interpolation within a range from zero shares if the threshold goal of TSR at the 35th percentile is met, to 100% if the target goal of TSR at the 60th percentile is met, and then to 200% if the maximum goal of TSR at the 85th percentile is met or exceeded. For all performance shares, the grantee must be in continuous service from the grant date through any vesting date to receive any shares. If the performance goals are not achieved during this period, the shares expire unvested for non-attainment. Our TSR performance group is a customized group of companies comparable to Royal Gold with respect to geography (TSR group is limited to North American companies), capitalization (TSR group includes companies with over a $1.5 billion market capitalization or enterprise value, subject to exceptions so that the peer group consists of at least 16 companies), and a gold focus. See "Peer Group Used for TSR Performance Benchmarking" on page 46. Performance shares are not issued and outstanding shares upon which the grantee may vote or receive dividends. Performance shares vest only if the CNG Committee determines that the underlying performance goals are met and the service condition is satisfied. Vested performance shares are settled in shares of our common stock.

Value of 2024 Awards

The CNG Committee, informed by market information presented by the Compensation Consultant, set equity award values for executives in March 2024 taking into account the following factors:

- In 2023, the CNG Committee set the target value of long-term equity awards at 225%-300% of base salary for our CEO and at 125%-200% of base salary for other NEOs and at an amount that resulted in targeted total direct compensation within 15% of the median of our peers, depending on the NEO's experience.

- In 2024, the CNG Committee increased the target value of the long-term equity awards for the NEOs other than the CEO to 150%-225% of base salary, based on market information presented by the Compensation Consultant and promotions to senior vice president for each of these NEOs. The CNG Committee approved awards for Mr. Libner with a target value set at the midpoint of the new range and approved awards for Messrs. Breeze, Raffield, and Shefman with target values of approximately 175% of base salary, with the intent to approve awards at the midpoint for all NEOs in 2025. In each case, the value of the long-term equity awards was set at an amount that resulted in targeted total direct compensation within 15% of the median of our peers, depending on the NEO's experience.

Name	Target Value of 2023 Equity Grants	Target Value of 2024 Equity Grants	Percentage Change
Heissenbuttel	$2,380,000	$2,352,000	(1%)
Libner	$ 880,000	$ 900,000	2%
Breeze	$ 722,000	$ 881,000	22%
Raffield[1]	$ 593,000	$ 778,000	31%
Shefman	$ 784,000	$ 812,000	4%

[1] Dr. Raffield received additional grants in September 2023 in connection with his assumption of the role of principal operating officer, which additional grants are included in the 2023 equity grants in the table.

Vesting of Previously Granted Awards

GEO Shares: GEO Performance Shares ("GEO Shares") granted in 2019 and 2020 were subject to vesting conditions during 2024. GEO Shares constituted 50% of the performance shares granted in 2019 and 2020, with the other 50% consisting of TSR performance shares with performance periods ending before 2024. The GEO Shares vest only if we grow annual net GEOs between defined threshold and maximum growth levels prior to the end of the fifth fiscal year following the grant date. Growth in annual net GEOs was designed to measure our success in growing our business, whether by acquiring new streams and royalties or reserve expansion by our mine operators. Net GEOs are calculated in the same manner as for short-term incentive awards, as described above, but with prices unique to each calculation.

The vesting of GEO Shares during 2024 is summarized below:

Grant Date	Incremental Percentage of Target GEO Shares Vesting During 12 Months Ended:		Vesting Result	Cumulative Percentage of Target GEO Shares Vested
August 2019	6/30/2020	0%	No Vesting	0%
	6/30/2021	0%	No Vesting	0%
	6/30/2022	11%	Between threshold and target	11%
	6/30/2023	0%	No Vesting	11%
	6/30/2024	0%	No Vesting	11%
August 2020	6/30/2021	28%	Between threshold and target	28%
	6/30/2022	33%	Between threshold and target	61%
	6/30/2023	0%	No Vesting	61%
	6/30/2024	0%	No Vesting	61%

TSR Shares: TSR performance shares ("TSR Shares") vest only if the Company achieves a relative total stockholder return compared to the total stockholder returns of certain precious metals companies between defined threshold and maximum levels over a three-year performance period. TSR Shares granted in August 2021 had a performance period from July 1, 2021 through June 30, 2024, and TSR Shares granted in March 2022 had a performance period from January 1, 2022 through December 31, 2024.

Set forth below are the threshold, target, and maximum goals for the TSR Shares granted in August 2021 and March 2022:

Threshold	35th percentile or less	0% of target shares awarded
Target	60th percentile	100% of target shares awarded
Maximum	85th percentile or more	200% of target shares awarded

All TSR Shares vest by linear interpolation within a range from zero shares if the threshold goal is met, to 100% if the target goal is met, and then to 200% if the maximum goal is met or exceeded. For all TSR Shares, the grantee must be in continuous service from the grant date through any vesting date to receive any shares. Any TSR Shares that remain unvested after the last applicable vesting date expire unvested.

The vesting of TSR Shares for performance periods ending in 2024 is summarized below:

Grant Date	TSR Percentile Achieved	CNG Committee Vesting Determination
August 2021	57th	Percentile between threshold and target; 88% of shares vested
March 2022	59th	Percentile between threshold and target; 96% of shares vested

TSR Shares granted in March 2023 and March 2024 will be evaluated based on the three-year performance periods ending December 31, 2025 and December 31, 2026, respectively, based on the same threshold, target, and maximum goals set forth above for the August 2021 and March 2022 TSR Shares.

Long-Term Incentive Grant Practices

The CNG Committee approves all equity awards on or before the grant date. The CNG Committee's general practice is to grant equity awards in February or early March of each year, which the CNG Committee believes is a sufficient amount of time after the release of our fiscal year-end results for the public markets to have absorbed such results. On occasion, the CNG Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention, or other purposes.

While the CNG Committee has discretionary authority to grant equity awards outside of the cycle described above, it does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information and, in any event, we do not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally affects the value of executive compensation.

The Company did not grant any stock options or SARs to its NEOs during 2024.

Benefits and Other Compensation Arrangements

Benefit Programs

Benefit programs for our executives are common in design and purpose to the programs offered to all of our employees in the U.S., Canada, and Switzerland. Executives can also participate in various health and welfare benefit programs to the extent appropriate in the country of employment under applicable laws. We share the cost of certain health and retirement benefit programs with all of our employees. We also offer, directly or indirectly, retirement plans for all of our employees. The U.S. plan is a Salary Reduction/Simplified Employee Pension Plan ("SARSEP Plan"), in which all U.S. employees are eligible to participate. The Canadian plan is a Group Registered Retirement Savings Plan ("Group RRSP"), in which all Canadian employees are eligible to participate. The SARSEP Plan and Group RRSP are voluntary plans. The plan for Swiss employees is regulated by Swiss statutes, is mandated for all Swiss employees within defined limits, and provides for employees' retirement, survivors, and disability insurance ("Pension Plan").

The SARSEP Plan and Group RRSP allow employees to reduce their pre-tax salary, subject to certain regulatory limitations, and to put this money into a tax-deferred investment plan. We may make non-elective contributions to the employee's SARSEP Plan and Group RRSP up to 7% of an individual's annual salary and short-term incentive, subject to limits. Employer contributions to the employee's SARSEP Plan or Group RRSP are immediately 100% vested. Total employee and employer contributions to the SARSEP Plan and Group RRSP are subject to annual regulatory limitations. Our Swiss subsidiary pays approximately 50% of the contributions to the Pension Plan according to the applicable regulations of the pension scheme provider. The contribution due is a percentage of the relevant covered salary and depends on the age of the Swiss employee.

We do not generally provide perquisites or other special benefits to executives that are not available to all of our employees.

Employment Agreements

We have entered into employment agreements with each of our executives. Under these agreements, we offer certain post-employment payments and benefits to our executives upon the occurrence of specified events. We believe these arrangements better enable us to offer competitive total compensation packages to our executives and promote the ongoing retention of these executives when considering potential transactions that may create uncertainty as to their future employment with us. None of the employment agreements provide for excise tax gross-ups in a change of control.

Our employment agreement with Mr. Heissenbuttel provides that he will serve as our President and CEO and that our Board will continue to nominate him for reelection as a director. The agreement had an initial one-year term beginning on January 2, 2020, and automatically renewed for four consecutive one-year periods unless either party timely elected for nonrenewal. On November 19, 2024, the term of the agreement was extended to April 2, 2025. Under the agreement, Mr. Heissenbuttel is entitled to an annual base salary of at least $650,000, which may be increased annually as determined by our Board or CNG Committee. Mr. Heissenbuttel's base salary for 2024 was $896,000. Mr. Heissenbuttel is also eligible to participate in our short-term incentive and long-term equity programs, as well as other employee benefits made available to similarly situated executives. Mr. Heissenbuttel is entitled to severance benefits in connection with a termination of employment with or without a change of control as described below under "Potential Payments Upon Termination or Change of Control" on page 62. Mr. Heissenbuttel is prohibited from competing against us or soliciting our employees, customers, or business relationships for 12 months following termination of his employment.

We have entered into an employment agreement with each of our other NEOs. The agreement for Mr. Breeze is between him and our wholly owned subsidiary, RGLD Gold AG. His agreement began on January 1, 2019 and has an indefinite term. The agreements with Messrs. Libner and Shefman had an initial one-year term beginning on January 2, 2020, and the agreement for Dr. Raffield had an initial one-year term beginning on January 3, 2022, and each of these agreements provided for automatically renewals for four consecutive one-year periods unless either party timely elected for nonrenewal. On November 19, 2024, the terms of the agreements with Messrs. Libner and Shefman were extended to April 2, 2025. Each NEO is entitled to a minimum annual base salary, which salary may be increased annually as determined by our Board or CNG Committee. Each NEO is also eligible to participate in our short-term incentive and long-term equity programs, as well as other employee benefits made available to similarly situated executives. Each NEO is entitled to severance benefits in connection with a termination of employment with or without a change of control as described below under "Potential Payments Upon Termination or Change of Control" on page 62. Each NEO is prohibited from competing against us or soliciting our employees, customers, or business relationships for 12 months following termination of his employment.

On March 17, 2025, we entered into new employment agreements with each of Messrs. Heissenbuttel, Libner, Raffield, and Shefman. The new agreements have indefinite terms but otherwise have provisions substantially similar to those described above.

Post-Termination Compensation

We do not provide pension or other retirement benefits apart from the SARSEP Plan, the Group RRSP Plan, and the Pension Plan, each described above. We provide certain post-termination benefits pursuant to the terms of our equity incentive plan and employment agreements described above under "Employment Agreements" on page 54 and below under "Potential Payments Upon Termination or Change of Control" on page 62. None of the employment agreements provide for excise tax gross-ups in a change of control.

Compensation Policies and Governance Practices

Executive Officer Stock Ownership Guidelines

Our Stock Ownership Guidelines encourage our executive officers to achieve and maintain a minimum investment in our stock. We believe these guidelines incentivize our executive officers to focus on improving long-term stockholder value and align our executive officers' interests with the interests of stockholders generally. The requirement is set as a number of shares with a dollar value that is equivalent to a multiple of the executive officer's base salary. Unearned performance shares and unexercised stock options and stock-settled stock appreciation rights ("SARs") are not considered owned for purposes of the requirement.

There is no timeframe in which executive officers must meet ownership targets. Each executive officer must, however, hold 50% of the shares acquired under any equity grant, net of shares withheld or sold to cover taxes, until the executive officer reaches the ownership requirement. If a significant decline in Royal Gold's stock price, a recoupment of incentive compensation under our clawback policy, or other event approved by the Board causes an individual's holdings to fall below the applicable threshold, the executive will not be required to purchase additional shares to meet the threshold but must refrain from selling shares until the threshold has again been achieved.

Compliance is evaluated as of December 31 of each year using the 30-day volume weighted average stock price for the period ending on December 31 of such year. Compliance is also evaluated in connection with any trading preclearance request submitted under our Insider Trading Policy. For purposes of determining compliance, the value of an executive officer's holdings is based upon the higher of (1) the cost of acquisition or value at the time of grant, or (2) the market value on the date of determination. As shown in the table below, all of our NEOs were in compliance with the ownership requirements as of December 31, 2024.

Executive	Guideline Value of Common Stock to be Owned	Holdings as of December 31, 2024	Value Owned as of December 31, 2024[*]
William Heissenbuttel	4x Salary	106,706	17.1x Salary
Paul Libner	2x Salary	18,482	5.5x Salary
Daniel Breeze	2x Salary	16,092	4.7x Salary
Martin Raffield	2x Salary	6,798	2.2x Salary
Randy Shefman	2x Salary	7,430	2.3x Salary

[*] Values were calculated using the 30-day volume weighted average stock price as of December 31, 2024, of $143.32 per share, pursuant to our Stock Ownership Guidelines.

Clawback Policy

In November 2023, our CNG Committee and Board approved amendments to our Incentive Compensation Recoupment Policy (or clawback policy) to comply with Nasdaq listing requirements regarding the recoupment of incentive-based compensation in connection with an accounting restatement. The amended policy retained the discretionary, fault-based policy for improper conduct but expanded it to cover all executive officers.

The policy provides that, if we undertake an accounting restatement, the Board will recoup any incentive-based compensation received by current or former executive officers during the three completed fiscal years prior to the date the restatement determination is made that was in excess of what would have been received by the executive officers after giving effect to the restatement. In addition, if an executive officer has engaged in improper conduct that results in, or could reasonably be expected to result in, material financial harm to Royal Gold or its stockholders, material reputational risk to Royal Gold, or criminal proceedings against Royal Gold or its directors, officers, or employees, the Board may, in its sole discretion after evaluating the associated costs and benefits, recoup or take other action regarding any incentive-based compensation paid or granted during the previous three years to that executive officer. For purposes of the policy, improper conduct means an executive officer's willful misconduct (including fraud, bribery, or other illegal acts) or gross negligence, including any failure to report properly, or to take appropriate remedial action with respect to, misconduct or gross negligence by another person.

Each of our executive officers has signed an acknowledgment agreeing to comply with the terms of the clawback policy.

Risk Assessment of Compensation Policies and Practices

We conducted an assessment of our compensation policies and practices, including our executive compensation program, to evaluate the potential risks associated with these policies and practices. We reviewed this assessment with the CNG Committee. We have concluded that our compensation programs are designed with an appropriate balance of risk and reward and do not encourage excessive or unnecessary risk-taking behavior. As a result, we do not believe that risks relating to our compensation policies and practices are reasonably likely to have a material adverse effect on Royal Gold.

In conducting this review, we considered the following attributes of our programs:

- Mix of base salary, short-term incentive awards, and long-term equity compensation
- Alignment between performance measures used under performance-based compensation and performance measures used by our Board to chart corporate strategy
- Multiple performance measures under short-term incentive awards to avoid placing excessive emphasis on any single measure
- Capped performance multipliers for short-term incentives and performance share awards
- CNG Committee discretion to adjust compensation downward to reflect performance or other factors
- Current equity vesting periods of up to three years designed to reward high-performing executives and key employees who drive long-term stockholder value
- Benchmarking of compensation levels to ensure programs are consistent with industry practices
- Internal controls that serve to preclude decision-makers from taking excessive risk to earn the incentives provided under our compensation plans
- CNG Committee oversight of compensation programs
- Stock ownership guidelines that align the interests of executive officers with those of our stockholders generally
- Clawback policy allowing for the recoupment of executive incentive-based compensation for accounting restatements or serious misconduct

Compensation, Nominating, and Governance Committee Report

The Compensation, Nominating, and Governance Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Compensation, Nominating, and Governance Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Royal Gold's Annual Report on Form 10-K for the year ended December 31, 2024, and the Board of Directors has approved that recommendation.

This report is provided by the following independent directors, who comprise the Compensation, Nominating, and Governance Committee:

Sybil Veenman, Chair

William Hayes

Kevin McArthur

Executive Compensation Tables

Summary Compensation Table

The following table summarizes information regarding the compensation of our NEOs for the years ended December 31, 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
William Heissenbuttel President and CEO	2024	896,000	935,000	2,303,093	50,415	4,184,508
	2023	865,000	862,000	2,507,551	47,506	4,282,057
	2022	777,000	949,000	1,298,851	35,689	3,060,540
Paul Libner SVP and CFO	2024	480,000	374,000	881,002	42,171	1,777,173
	2023	463,000	350,000	925,669	37,689	1,776,358
	2022	388,500	356,000	402,563	42,189	1,189,252
Daniel Breeze[3] SVP, Corporate Development, RGLD Gold AG	2024	514,649	403,312	863,513	63,164	1,844,638
	2023	495,441	380,766	761,710	50,877	1,688,794
	2022	432,800	399,288	464,679	32,615	1,329,382
Martin Raffield SVP, Operations	2024	445,000	346,000	762,925	42,535	1,596,460
	2023	382,337	294,000	626,160	37,224	1,339,721
Randy Shefman SVP and General Counsel	2024	464,000	367,000	794,733	43,651	1,669,384
	2023	448,000	348,000	825,377	40,189	1,661,566
	2022	388,500	356,000	402,563	36,097	1,183,160

[1] Amounts represent the grant date fair value of restricted shares and performance shares, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 9 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024. Grants made in March 2022 were based on half-year equity award values. Grants made in 2023 and 2024 were based on full-year equity award values. Performance shares are valued in the table above based on the probable outcome of the performance conditions on the grant date (100% of target performance). The grant date fair values of the performance shares, assuming target and maximum performance, for 2024 were as follows:

Name	Number of Shares At Target (#)	At Target ($)	Grant Date Fair Value At Maximum ($)
William Heissenbuttel	11,300	1,127,209	2,254,418
Paul Libner	4,320	430,933	861,866
Dan Breeze	4,240	422,953	845,905
Martin Raffield	3,740	373,076	746,152
Randy Shefman	3,900	389,037	778,073

(2) Amounts for 2024 include the following:

Name	Employer Retirement Plan Contributions ($)	Life and Disability Insurance Premiums ($)	Long-Term Disability Insurance Premiums ($)
William Heissenbuttel	46,315	792	3,308
Paul Libner	38,500	792	2,879
Daniel Breeze	52,940	9,000	—
Martin Raffield	38,500	792	3,243
Randy Shefman	39,980	792	2,879

(3) Mr. Breeze's cash compensation is paid in Swiss francs. The amounts shown are the U.S. dollar equivalents, based on the average conversion rates of one Swiss franc to the following U.S. dollar amounts: 2024—1.13 U.S. dollars; 2023—1.11 U.S. dollars; and 2022—1.04 U.S. dollars.

Grants of Plan-Based Awards in 2024

This table provides information regarding stock-based awards granted to our NEOs during the year ended December 31, 2024.

Name	Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock Awards ($)[4]
William Heissenbuttel	Short-Term Incentive	N/A	896,000	1,209,600				
	PSA	3/1/24			11,300	22,600		1,127,209
	RSA	3/1/24					11,130	1,175,885
Paul Libner	Short-Term Incentive	N/A	360,000	648,000				
	PSA	3/1/24			4,320	8,640		430,933
	RSU	3/1/24					4,260	450,069
Daniel Breeze	Short-Term Incentive	N/A	385,987	694,776				
	PSA	3/1/24			4,240	8,480		422,953
	RSU	3/1/24					4,170	440,561
Martin Raffield	Short-Term Incentive	N/A	333,750	600,750				
	PSA	3/1/24			3,740	7,480		373,076
	RSA	3/1/24					3,690	389,849
Randy Shefman	Short-Term Incentive	N/A	348,000	626,400				
	PSA	3/1/24			3,900	7,800		389,037
	RSA	3/1/24					3,840	405,696

(1) Represents potential amounts payable under short-term incentive awards for the year ended December 31, 2024. Actual amounts earned by executives are reported in the Summary Compensation Table.

(2) Represents performance shares that vest and pay out at the end of three years in shares of our common stock upon achievement of corporate performance goals tied to our relative TSR over a three-year performance period. Performance shares vest by linear interpolation within a range from zero shares if the threshold goal is met, to 100% if the target goal is met, and then to 200% if the maximum goal is met or exceeded. If the performance goals are not met, the performance shares will expire unvested. Performance shares are not issued and outstanding shares upon which the grantee may vote or receive dividends.

(3) Represents RSAs or RSUs that vest ratably over three years based on continued service. RSAs are issued and outstanding shares of common stock with voting and dividend rights. RSUs are not issued and outstanding shares upon which the grantee may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.

(4) Represents the grant date fair value of awards (at target, if applicable) calculated in accordance with financial statement reporting rules.

Outstanding Equity Awards at the End of 2024

This table provides information about the total outstanding stock options, SARs, restricted shares, and performance shares for each of our NEOs as of December 31, 2024.

			Option Awards			Stock Awards			
Name	Award	Grant Date	Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
William Heissenbuttel	ISO/SSAR	8/16/2016	8,920	83.29	8/16/2026				
	ISO/SSAR	8/23/2017	9,200	87.42	8/23/2027				
	ISO/SSAR	8/21/2018	10,720	77.73	8/21/2028				
	ISO/SSAR	8/13/2019	7,810	124.60	8/13/2029				
	ISO/SSAR	1/2/2020	3,910	121.12	1/2/2030				
	ISO/SSAR	8/18/2020	15,520	139.84	8/18/2030				
	RSA	8/18/2020				1,500	197,775		
	RSA	3/3/2022				1,557	205,290		
	RSA	3/2/2023				6,373	840,280		
	RSA	3/1/2024				11,130	1,467,491		
	GEO PSA	8/18/2020						884	116,555
	TSR PSA	3/3/2022						4,750	626,288
	TSR PSA	3/2/2023						9,700	1,278,945
	TSR PSA	3/1/2024						11,300	1,489,905
Paul Libner	RSA	8/18/2020				523	68,958		
	RSA	3/3/2022				484	63,815		
	RSA	3/2/2023				2,353	310,243		
	RSA	3/1/2024				4,260	561,681		
	GEO PSA	8/18/2020						309	40,742
	TSR PSA	3/3/2022						1,470	193,820
	TSR PSA	3/2/2023						3,580	472,023
	TSR PSA	3/1/2024						4,320	569,592

Name	Award	Grant Date	Option Awards			Stock Awards			
			Number of Securities Underlying Unexercised Options[1] (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Daniel Breeze	ISO/SAR	1/2/2019	3,500	84.64	1/2/2029				
	ISO/SAR	8/13/2019	5,460	124.60	8/13/2029				
	ISO/SAR	8/18/2020	6,250	139.84	8/18/2030				
	RSU	8/18/2020				603	79,506		
	RSU	3/3/2022				557	73,440		
	RSU	3/2/2023				1,933	254,866		
	RSU	3/1/2024				4,170	549,815		
	GEO PSA	8/18/2020						356	46,939
	TSR PSA	3/3/2022						1,700	224,145
	TSR PSA	3/2/2023						2,950	388,958
	TSR PSA	3/1/2024						4,240	559,004
Martin Raffield	RSA	3/3/2022				417	54,981		
	RSA	3/2/2023				1,480	195,138		
	RSA	9/14/2023				120	15,822		
	RSA	3/1/2024				3,690	486,527		
	TSR PSA	3/3/2022						1,270	167,450
	TSR PSA	3/2/2023						2,250	296,663
	TSR PSA	9/14/2024						190	25,052
	TSR PSA	3/1/2024						3,740	493,119
Randy Shefman	ISO/SAR	8/13/2019	2,560	124.60	8/13/2029				
	ISO/SAR	1/2/2020	1,010	121.12	1/2/2030				
	ISO/SAR	8/18/2020	4,570	139.84	8/18/2030				
	RSA	8/18/2020				440	58,014		
	RSA	3/3/2022				484	63,815		
	RSA	3/2/2023				2,100	276,885		
	RSA	3/1/2024				3,840	506,304		
	GEO PSA	8/18/2020						261	34,413
	TSR PSA	3/3/2022						1,470	193,820
	TSR PSA	3/2/2023						3,190	420,602
	TSR PSA	3/1/2024						3,900	514,215

[1] Represents stock options and SARs that vest ratably over three years commencing on the first anniversary of the grant date.

[2] Represents RSAs or RSUs. All RSAs and RSUs granted prior to August 2021 vest ratably over three years commencing on the third anniversary of the grant date. All RSAs and RSUs granted in and after August 2021 vest ratably over three years commencing on the first anniversary of the grant date.

[3] Market value is based on the closing price of our common stock on December 31, 2024 ($131.85).

[4] Amounts represent target performance for the GEO Shares and TSR shares. If the goals are not met during the vesting period, the performance shares expire unvested.

Options Exercised and Stock Vested in 2024

This table provides information on the exercise of stock options and SARs and the vesting of restricted shares and performance shares for each of our NEOs during 2024.

	Option Awards		Stock Awards	
Name	Number of Shares acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
William Heissenbuttel	17,386	1,161,380	19,426	$ 2,556,996
Paul Libner	10,880	299,555	6,593	$ 865,948
Daniel Breeze	—	—	7,019	$ 920,694
Martin Raffield	—	—	1,217	$ 130,828
Randy Shefman	—	—	6,336	$ 834,932

[1] Value was calculated by multiplying the number of shares exercised by the difference between the market price (closing price) of our common stock at exercise and the exercise price.

[2] Value was calculated by multiplying the number of shares that vested by the closing market price of our common stock on the vesting date.

Potential Payments Upon Termination or Change of Control

The table below shows the estimated payments and benefits payable to our NEOs as a result of termination of employment with or without a change of control of Royal Gold. We assume that the applicable trigger event took place on December 31, 2024. The value of accelerated vesting of equity awards is based on the closing market price of our common stock on December 31, 2024 ($131.85).

"Change of control" is defined in each NEO's employment agreement and equity award agreements. In general, for purposes of the table, "involuntary termination" includes an involuntary termination of employment by us without cause, a termination of employment by the executive for good reason, or our nonrenewal of the executive's employment, if applicable. Mr. Breeze's employment agreement has an indefinite term, so termination for non-renewal is not possible. The employment agreements with the NEOs other than Mr. Breeze were amended in March 2025 to have an indefinite term, following which termination for non-renewal is not possible.

Pursuant to their employment agreements in effect on December 31, 2024, upon an involuntary termination without a change of control, each NEO was entitled to a cash payment equal to the sum of the NEO's base salary plus the average of the annual short-term incentive awards paid to the NEO for the last three full fiscal years prior to the involuntary termination. Upon an involuntary termination with a change of control, each NEO was entitled to a payment equal to the sum of 1.5 times the NEO's base salary (or 2.5 times base salary in the case of Mr. Heissenbuttel), plus 1.5 times the average of the annual short-term incentive awards paid to the NEO for the last three full fiscal years prior to an involuntary termination (or 2.5 times such average award amount in the case of Mr. Heissenbuttel). In addition, upon a change of control, the Company would have paid for 12 months of COBRA coverage at active employee rates for executives based in the United States. As noted under "Employment Agreements" above, each NEO other than Mr. Breeze entered into a new employment agreement in March 2025; however, the table below shows the estimated payments that would have been made under the employment agreements in effect on December 31, 2024.

In general, outstanding equity awards vest in full (at maximum, if applicable) upon an involuntary termination of service in connection with a change of control. In the case of an involuntary termination of service outside a change of control:

- unvested stock options and SARs vest in full, although all stock options and SARs held by our NEOs on December 31, 2024 were fully vested;

- outstanding RSAs and RSUs vest in full for executives with at least 15 years of service, which includes Mr. Heissenbuttel and Mr. Libner as of December 31, 2024;
- for executives with less than 15 years of service, a prorated portion of outstanding RSAs and RSUs granted before August 2021 vest, while outstanding RSAs and RSUs granted during and after August 2021 are forfeited;
- a prorated portion of outstanding GEO Shares vest based on the Company's performance through the last day of the fiscal year in which the executive's service is terminated; and
- all TSR shares are forfeited.

The following table does not show employee benefits that are provided to our employees on a non-discriminatory basis.

| | | | Value of Accelerated Vesting of Outstanding Equity Awards | | |
Name	Cash Compensation ($)	Value of Medical Insurance Continuation ($)	Restricted Stock ($)	Performance Stock Awards ($)	Total ($)
William Heissenbuttel					
Involuntary Termination without a Change of Control	1,806,333	—	2,710,836	—	4,517,169
Involuntary Termination with a Change of Control	4,515,833	32,272	2,710,836	7,206,130	14,465,071
Paul Libner					
Involuntary Termination without a Change of Control	828,667	—	1,004,697	—	1,833,364
Involuntary Termination with a Change of Control	1,243,000	33,489	1,004,697	2,616,431	4,897,617
Daniel Breeze					
Involuntary Termination without a Change of Control	911,503	—	49,444	—	960,947
Involuntary Termination with a Change of Control	1,367,255	—	957,627	2,511,874	4,836,756
Martin Raffield					
Involuntary Termination without a Change of Control	739,000	—	—	—	739,000
Involuntary Termination with a Change of Control	1,108,500	27,534	752,468	1,964,565	3,853,067
Randy Shefman					
Involuntary Termination without a Change of Control	813,333	—	35,995	—	849,328
Involuntary Termination with a Change of Control	1,220,000	33,385	905,018	2,380,024	4,538,427

CEO Pay Ratio

The ratio of Mr. Heissenbuttel's total compensation for his role as CEO ($4,184,508) to the annual total compensation of our median-compensated employee ($503,383) for 2024 was 8.3 to 1.

We identified our median-compensated employee by examining total cash compensation (salary and short-term cash incentive) paid for 2024 to all employees who were employed by us globally on December 31, 2024, excluding Mr. Heissenbuttel. No assumptions, adjustments, or estimates were made in respect of total cash compensation, except that we (a) annualized the compensation of any employee who was not employed with us for all of 2024 and (b) applied the average 2024 foreign exchange rate to Canadian dollars and Swiss francs paid to our Canadian and Swiss employees, respectively.

After identifying the median-compensated employee, we determined the annual total compensation for that employee using the same methodology used to calculate our executives' annual total compensation as set forth in the Summary Compensation Table. We believe this CEO pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

2024 Pay Versus Performance

The following table and supporting narrative contain information regarding compensation paid to our NEOs and the relationship to company performance.

We changed our fiscal year-end from June 30 to December 31, effective as of December 31, 2021. To effect the change, we used a six-month transition period from July 1, 2021 to December 31, 2021 (referred to below as "2021 Stub"). Calendar year 2022 was our first full year with a December 31 fiscal year-end. All references in the following table and supporting narrative to fiscal 2020 and 2021 are to the twelve months ended June 30 of the referenced year, and all references to fiscal 2022, 2023, and 2024 are to the twelve months ended December 31 of the referenced year.

Pay Versus Performance Table

Fiscal Year[(1)]	Summary Compensation Table Total for Jensen (Former PEO) ($)	Compensation Actually Paid to Jensen (Former PEO) ($)	Summary Compensation Table Total for Heissenbuttel (Current PEO) ($)	Compensation Actually Paid to Heissenbuttel (Current PEO) ($)[(2)]	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)[(2)]	Value of Initial Fixed $100 Investment Based on: TSR ($)[(3)]	Value of Initial Fixed $100 Investment Based on: Peer Group TSR ($)[(3)]	Net Income ($ in thousands)	Gross GEO Production (# of ounces)[(4)]
2024	$ —	$ —	$ 4,184,508	$ 1,554,758	$ 1,714,725	$ 1,053,369	$ 137.1	$ 177.7	$ 332,480	305,896
2023	—	—	4,282,057	4,422,977	1,690,815	1,705,218	124.3	160.3	239,440	315,714
2022	—	—	3,060,540	3,540,577	1,340,295	1,519,307	114.3	151.2	238,982	340,559
2021 Stub	—	—	3,148,212	2,698,385	1,253,741	1,098,874	105.4	162.4	138,339	189,905
2021	—	—	3,042,284	2,498,478	1,403,420	1,160,025	113.6	171.4	302,532	316,272
2020	4,141,033	5,618,723	2,403,556	3,001,054	1,223,674	1,123,128	122.5	154.8	199,343	340,021

(1) Mr. Heissenbuttel served as principal executive officer ("PEO") in each year listed, and Tony Jensen (our former President and CEO) served as PEO in fiscal year 2020 until his retirement on January 2, 2020. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

Fiscal Year	Non-PEO NEOs
2024	Daniel Breeze, Paul Libner, Martin Raffield, and Randy Shefman
2023	Daniel Breeze, Mark Isto, Paul Libner, Martin Raffield, and Randy Shefman
2022	Daniel Breeze, Mark Isto, Paul Libner, and Randy Shefman
2021 Stub	Daniel Breeze, Mark Isto, Paul Libner, and Randy Shefman
2021	Daniel Breeze, Mark Isto, Paul Libner, and Randy Shefman
2020	Daniel Breeze, Mark Isto, Bruce Kirchhoff, Paul Libner, and Randy Shefman

(2) The following table sets forth adjustments to the total compensation reported in the Summary Compensation Table ("SCT") to arrive at compensation actually paid pursuant to SEC rules ("SEC CAP") for 2024. Amounts do not reflect actual compensation earned by or paid to our NEOs during 2024.

Adjustments	PEO	Non-PEO NEO Average
SCT Total	$4,184,508	$1,714,725
Minus: Fair value at 12/31/2024 of equity awards granted during 2024 that remained outstanding at 12/31/2024	(2,303,093)	(825,543)
Plus: Fair value at 12/31/2024 of equity awards granted during 2024 that remained outstanding at 12/31/2024	3,066,251	1,099,090
Minus: Change in fair value measured from 12/31/2023 to 12/31/2024 for awards granted before 2024 and that remained outstanding at 12/31/2024	(1,383,505)	(433,792)
Minus: Change in fair value at vesting date versus 12/31/2023 for awards granted before 2024 that vested during 2024	(2,009,403)	(501,110)
SEC CAP	1,554,758	1,053,369

(3) The amounts represent the value at the end of each period of an initial fixed investment of $100 made on June 30, 2019. The peer group consists of the PHLX Gold and Silver Index.

(4) Gross GEO Production, which is a non-GAAP financial measure, is gross gold equivalent ounces of production or "GEOs" calculated for 2024 by dividing our revenues for each metal (with metals other than silver and copper included with gold revenues) by the budgeted metal prices of $1,950 for gold and metals other than silver and copper, $23.00 for silver, and $3.80 for copper, and converting silver and copper amounts to gold equivalent amounts using conversion factors based on the budgeted prices. Gross GEO Production differs from the GEO Production that we report in our earnings releases as GEO Production reported in our earnings releases uses the average LBMA metal prices instead of budgeted metal prices.

Relationship of SEC CAP to Performance

The following charts illustrate the relationship from 2020 through 2024 of SEC CAP to our PEOs and average SEC CAP of our other NEOs (each as set forth in the table above), to (i) our cumulative TSR and the cumulative TSR of the constituent companies in the PHLX Gold and Silver Index, based on an initial fixed investment of $100 made on July 1, 2019, (ii) our GAAP net income, and (iii) our Gross GEO Production. Amounts paid during 2020 to our former CEO include the fair value of awards for which vesting was accelerated upon his retirement in January 2020 and performance shares that continued to vest through the year ended June 30, 2021.

SEC CAP vs. Cumulative TSR



Legend:
- Former PEO CAP ($M) – Tony Jensen
- PEO CAP ($M) – William Heissenbuttel
- Average NEO CAP ($M)
- RGLD TSR
- PHLX Gold and Silver Index TSR

SEC CAP vs. Net Income



SEC CAP vs. Gross GEO Production



Tabular List of Company Performance Measures

The following table alphabetically lists the financial performance measures we believe were most important in linking SEC CAP to NEOs to company performance during 2024.

Most Important Financial Performance Measures for 2024
Adjusted Cash G&A Expense
Gross GEO Production
Relative TSR

Further details on these measures and how they feature in our compensation plans can be found in our Compensation Discussion and Analysis.

3

Approval of the 2025 Incentive Plan



The Board unanimously recommends that stockholders vote **FOR** the 2025 Plan.

Approval of the Royal Gold, Inc. 2025 Incentive Plan

We are asking our stockholders to approve the Royal Gold, Inc. 2025 Incentive Plan (the "2025 Incentive Plan"). Upon the recommendation of the CNG Committee, our Board adopted the 2025 Incentive Plan on February 27, 2025, subject to approval by our stockholders.

The purpose of the 2025 Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of employees, officers, and directors of the Company and its stockholders, as well as by providing such persons with an incentive for outstanding performance. Also, the 2025 Incentive Plan provides flexibility for the Company to attract, motivate, and retain these individuals upon whose judgment, interest, and efforts the financial success and growth the Company's business largely depends.

We currently issue equity awards under the Royal Gold, Inc. 2015 Omnibus Long-Term Incentive Plan (as amended, the "2015 LTIP") only. The 2025 Incentive Plan is intended to serve as the successor to the 2015 LTIP. The 2015 LTIP has been the sole source of shares for all equity awards granted to our employees, officers, and directors since November 11, 2015, and during such time we have never sought stockholder approval of any increase in the number of shares available for issuance under the 2015 LTIP.

If our stockholders approve the 2025 Incentive Plan, all future equity awards will be made from the 2025 Incentive Plan until it expires or is replaced, and we will not grant any additional awards under the 2015 LTIP. If the 2025 Incentive Plan is not approved by our stockholders, the CNG Committee will continue to grant equity awards under the 2015 LTIP until it expires on November 11, 2025. Thereafter, unless the 2025 Incentive Plan is approved, we would be at a disadvantage against our competitors for recruiting, retaining, and motivating individuals critical to our success and could be forced to increase cash compensation.

A summary of the 2025 Incentive Plan is set forth below. This summary is qualified in its entirety by the full text of the 2025 Incentive Plan, which is attached to this proxy statement as Appendix A.

Recommendation

The Board unanimously recommends that stockholders vote "FOR" the 2025 Incentive Plan.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve this proposal.

Promotion of Sound Corporate Governance Practices

We designed the 2025 Incentive Plan to include a number of features that reinforce and promote alignment of equity compensation arrangements for employees, officers, and directors with the interests of stockholders and the Company. These features include, but are not limited to, the following:

- *No "evergreen" feature.* The 2025 Incentive Plan does not provide for automatic annual increases in the share reserve without stockholder approval.

- *No discounted stock options or SARs.* Stock options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

- *Prohibition on repricing.* The exercise price of a stock option or SAR may not be reduced, directly or indirectly, without the prior approval of stockholders, including by a cash repurchase of "underwater" awards.

- *No liberal share recycling.* The 2025 Incentive Plan prohibits the re-use of shares withheld or delivered to satisfy the exercise price of a stock option or SAR or to satisfy tax withholding requirements, and also prohibits "net share counting" upon the exercise of stock options or SARs.

- *Double-trigger change-in-control vesting provision.* If awards are assumed by a successor in connection with a change in control, such awards will not automatically vest and pay out solely as a result of the change in control.

- *Minimum vesting requirements.* Subject to certain limited exceptions described below (including awards to non-employee directors), awards granted under the 2025 Incentive Plan will generally either (i) be subject to a minimum vesting period of one year from the date of grant, or (ii) be granted in exchange for foregone cash compensation.

- *Limit on value of awards to non-employee directors.* Under the 2025 Incentive Plan, the sum of the aggregate grant date fair value of all awards paid to a single non-employee director, for services as a director, in a fiscal year may not exceed $750,000, except in exceptional circumstances.

- *Independent administration.* The 2025 Incentive Plan will be administered by our independent CNG Committee.

- *Awards subject to clawback policy.* Incentive-based awards under the 2025 Incentive Plan will be subject to clawback under our Incentive Compensation Recoupment Policy in connection with certain accounting restatements or improper conduct.

- *No tax gross-ups.* The 2025 Incentive Plan does not provide for any tax gross-ups.

- *Fixed term.* If the stockholders approve the 2025 Incentive Plan at the annual meeting, the 2025 Incentive Plan will have a fixed 10-year term ending on May 22, 2035, unless earlier terminated.

Proposed Share Reserve and Expected Plan Duration

The maximum number of shares of common stock that may be issued under all equity awards granted pursuant to the 2025 Incentive Plan, subject to the adjustments described below, will be equal 350,000 shares plus an additional number of shares (up to 2,292,905) equal to the sum of (i) the number of shares reserved for issuance and available for grant under the 2015 LTIP immediately prior to stockholder approval of the 2025 Incentive Plan, and (ii) the number of shares subject to awards granted under the 2015 LTIP that are outstanding immediately prior to stockholder approval of the 2025 Incentive Plan, which awards expire, terminate, or are otherwise surrendered, cancelled, forfeited, or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right. From and after the effective date of the 2025 Incentive Plan, no further awards will be granted under the 2015 LTIP, and the 2015 LTIP will remain in effect only so long as awards granted thereunder remain outstanding.

Based on our historic and projected future use of equity-based compensation, we estimate that the shares requested under the 2025 Incentive Plan will be sufficient to provide awards over the ten-year term of the 2025 Incentive Plan. However, the actual duration of the share reserve will depend on currently unknown factors, such as the Company's future stock price, changes in participation, our hiring and promotion activity, future grant practices, award type mix and levels, competitive market practices, acquisitions and divestitures, and the rate of returned shares due to forfeitures.

Key Data Relating to Outstanding Equity Awards and Shares Available

The following table includes information regarding outstanding equity awards and shares available for future awards under the 2015 LTIP as of March 27, 2025, without giving effect to approval of the 2025 Incentive Plan under this proposal:

	2015 LTIP
Total shares underlying outstanding stock options and SARs	131,417
Total shares underlying outstanding unvested time-based full value awards	151,974
Total shares underlying outstanding unvested performance-based full value awards[1]	128,089
Total shares underlying all outstanding awards[1]	411,480
Weighted average exercise price of outstanding stock options and SARs	$118.43
Weighted average remaining contractual life of outstanding stock options and SARs	4.3
Total shares currently available for grant of new awards as of March 27, 2025[2]	1,753,336
Common stock outstanding as of March 27, 2025	65,806,036
Market price of common stock as of March 27, 2025	$161.30

[1] Assumes performance-based awards will vest and pay out based on target performance levels being achieved. At maximum performance levels, 256,178 shares would be issuable upon the vesting of performance-based awards, and 539,569 shares would be issuable upon the vesting or exercise of all outstanding awards.

[2] Reflects shares available for issuance under the 2015 LTIP. If our stockholders approve the 2025 Incentive Plan, no further equity awards will be granted under the 2015 LTIP from and after the effective date of the 2025 Incentive Plan.

Burn Rate, Overhang, and Dilution

A common measure of a stock plan's cost is the "burn rate," which refers to how fast a company uses the supply of shares authorized for issuance under its stock plan. Our burn rate for the last three years is set forth below, and our average burn rate over such three-year period was 0.10% of shares of our common stock outstanding per year.

Key Equity Metric	2024	2023	2022
Burn Rate[1]	0.15%	0.10%	0.05%
Overhang[2]	3.59%	3.77%	3.88%
Dilution[3]	0.77%	0.79%	0.73%

[1] Burn rate is calculated by dividing the number of awards granted during the applicable year (consisting of shares underlying restricted stock and RSUs granted during the year and shares issued during the year upon the settlement of performance shares) by the weighted average shares outstanding for the applicable year.

[2] Overhang is calculated by dividing (a) the sum of (x) the number of shares subject to equity awards outstanding at the end of the year and (y) the number of shares available for future grants, by (b) the number of shares outstanding at the end of the year. If stockholders approve this proposal, we anticipate that overhang would be 4.02% immediately following effectiveness of the 2025 Incentive Plan.

[3] Dilution is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

Summary of the 2025 Incentive Plan

The principal features of the 2025 Incentive Plan are summarized below. However, this summary is qualified in its entirety by reference to the full text of the 2025 Incentive Plan, as attached to this proxy statement as Appendix A. Because this is a summary, it may not contain all the information that you may consider to be important. Therefore, we recommend that you read Appendix A carefully before you decide how to vote on this proposal.

Purpose. The purpose of the 2025 Incentive Plan is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain, and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders.

Administration. The 2025 Incentive Plan provides that it will be administered by the Board, which may delegate any or all of its powers under the 2025 Incentive Plan to one or more committees or subcommittee, or in certain cases, certain other delegated persons. Unless and until changed by the Board, the Board has delegated its powers under the 2025 Incentive Plan to the CNG Committee. The CNG Committee will have the authority to:

- designate participants;

- determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof;

- adopt, amend, and repeal such administrative rules, guidelines, and practices relating to the 2025 Incentive Plan as it deems advisable;

- construe and interpret the terms of the 2025 Incentive Plan and any award agreements entered into under the 2025 Incentive Plan;

- correct any defect, supply any omission, or reconcile any inconsistency in the 2025 Incentive Plan or any award; and

- make all other decisions and determinations that may be required under the 2025 Incentive Plan.

Eligibility. The 2025 Incentive Plan permits the grant of awards to employees, officers, directors, consultants, and advisors of the Company and its affiliates, as selected by the CNG Committee. As of March 27, 2025, approximately 30 employees, 6 non-employee directors, and one consultant would have been eligible to participate in the 2025 Incentive Plan.

Permissible Awards. The 2025 Incentive Plan authorizes the granting of the types of awards described below. Any type of award may be made subject to the achievement of performance measures established by the CNG Committee.

Stock Options. The CNG Committee may grant options to purchase shares of our common stock to participants. The CNG Committee will determine the number of shares of common stock to be covered by each stock option, the exercise price of each stock option (which will not be less than 100% of the fair market value on the grant date), and the conditions and limitations applicable to the exercise of each stock option. No stock option will be granted with a term in excess of 10 years. The CNG Committee may grant "incentive stock options" to participants, such as officers and employees, who are eligible to receive incentive stock options under the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the "Code"). A stock option that is not intended to be an incentive stock option will be designated a "nonstatutory stock option." No stock option will entitle the participant to the automatic grant of additional stock options in connection with any exercise of the original stock option. In addition, no stock option will provide for the payment or accrual of dividend equivalents.

Stock Appreciation Rights. The CNG Committee may grant SARs entitling the holder, upon exercise, to receive an amount of common stock, cash, or a combination of common stock and cash determined by reference to appreciation, from and after the grant date, in the fair market value of a share of our common stock over the applicable measurement price. The CNG Committee will establish the measurement price of each SAR, which will not be less than 100% of the fair market value of the common stock on the grant date. Each SAR will be exercisable at such times and subject to such terms and conditions as the CNG Committee may specify in the applicable SAR agreement. SARs may be granted in connection with, or independent of, a stock option. No SAR will have a term in excess of 10 years, and no SAR will entitle the participant to the automatic grant of additional SARs in connection with any exercise of the original SAR. In addition, no SAR will provide for the payment or accrual of dividend equivalents.

Restricted Stock. The CNG Committee may grant awards of restricted stock that are subject to restrictions on transferability and subject to repurchase or forfeiture in the event that conditions specified by the CNG Committee in the applicable award agreement are not satisfied. The CNG Committee will determine the terms and conditions of any restricted stock awards, including the conditions for vesting and repurchase or forfeiture and the issue price, if any. The CNG Committee may provide that holders of restricted stock receive dividends when declared and paid by the Company with respect to shares of common stock, or that any dividends will only be paid upon the vesting of the applicable restricted stock awards.

Restricted Stock Units. The CNG Committee may grant RSUs entitling the recipients to receive shares of our common stock or cash, either at the time of vesting or on a deferred basis. The CNG Committee will determine the terms and conditions of any RSUs, including the conditions for vesting and repurchase or forfeiture and the issue price, if any. Participants will not have voting rights with respect to the shares of common stock underlying any RSUs. The award agreements for RSUs may provide participants with the right to receive an amount equal to any dividends declared and paid on an equal number of outstanding shares of common stock ("dividend equivalents"), which dividend equivalents may be paid at the time dividends on our common stock are declared and paid or when the applicable RSUs vest.

Other Stock-Based Awards. The CNG Committee may grant other awards of shares of our common stock, and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of our common stock or other property. Subject to the provisions of the 2025 Incentive Plan, the CNG Committee will determine the terms and conditions of each other stock-based award, including any applicable purchase price. The award agreement for an other stock-based award may provide participants with the right to receive dividend equivalents, which dividend equivalents may be paid at the time dividends on our common stock are declared and paid or when the applicable other stock-based awards vest.

Cash-Based Awards. The CNG Committee may grant awards denominated in cash rather than shares of our common stock. Subject to the provisions of the 2025 Incentive Plan, the CNG Committee will determine the terms and conditions of each cash-based award.

Shares Available for Awards. The maximum number of shares of common stock that may be issued under all equity awards granted pursuant to the 2025 Incentive Plan, subject to the adjustments described below, will be equal 350,000 shares plus an additional number of shares (up to 2,292,905) equal to the sum of (i) the number of shares reserved for issuance and available for grant under the 2015 LTIP immediately prior to stockholder approval of the 2025 Incentive Plan, and (ii) the number of shares subject to awards granted under the 2015 LTIP that are outstanding immediately prior to stockholder approval of the 2025 Incentive Plan, which awards expire, terminate, or are otherwise surrendered, cancelled, forfeited, or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right.

Share Counting. Shares of common stock reserved and available for issuance pursuant to awards granted under the 2025 Incentive Plan will be counted against the 2025 Incentive Plan reserve as follows:

- shares subject to awards that are canceled, terminated, forfeited, or settled in cash will again be available for awards under the 2025 Incentive Plan;

- shares withheld to satisfy exercise prices or tax withholding obligations will not be added back to the pool of shares available for awards under the 2025 Incentive Plan;

- the full number of shares subject to a stock option will count against the shares remaining available under the 2025 Incentive Plan, even if the exercise price of the stock option is satisfied in whole or in part through net-settlement or by delivering shares to the Company; and

- the full number of shares originally subject to an award of SARs will count against the shares remaining available under the 2025 Incentive Plan.

Shares of our common stock that we repurchase on the open market using the proceeds from the exercise of an award will not increase the number of shares available for future grant of awards under the 2025 Incentive Plan.

In connection with certain corporate transactions with other entities, the CNG Committee may grant awards in substitution for awards granted by such other entities. Such substitute awards will not count against the 2025 Incentive Plan share reserve.

Limitations on Non-Employee Director Awards. The maximum aggregate value of awards (calculated based on grant date fair value for financial reporting purposes) granted in any calendar year to any individual non-employee director for services as a director will not exceed $750,000. The CNG Committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances.

Minimum Vesting Requirements. Awards granted under the 2025 Incentive Plan will generally be subject to a minimum vesting period of one year; provided, however, that the following awards will not be subject to the minimum vesting requirement: any (i) substitute awards granted in connection with corporate transactions, (ii) awards to non–employee directors, (iii) awards delivered in lieu of salary, bonus, or other compensation otherwise earned by or payable to the participant, and (iv) any additional awards the CNG Committee may grant, up to a maximum of five percent (5%) of the maximum number of shares authorized under the 2025 Incentive Plan. The minimum vesting requirement also does not apply to the CNG Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, disability, or a change in control.

Adjustments. In the event of a transaction between the Company and its stockholders that causes the per-share value of the Company's common stock to change (including, without limitation, any stock dividend, stock split, spin-off, recapitalization, or large nonrecurring cash dividend), the share authorization limits under the 2025 Incentive Plan will be adjusted proportionately and the number, class, exercise, measurement or purchase price, and any other per-share related provisions of shares subject of each outstanding award will be equitably adjusted by the Company in a manner determined by the CNG Committee.

Reorganization Events. In the event of certain mergers, consolidations, share exchanges, liquidations, dissolutions, or other specified reorganization events, the CNG Committee may take any one or more of the following actions as to outstanding awards, other than restricted stock, on such terms as the CNG Committee determines (except to the extent specifically provided otherwise in an applicable award agreement, another agreement between the Company and the participant, or another Company plan):

- provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation;

- upon written notice to a participant, provide that unvested awards will be forfeited immediately before the reorganization event and/or that unexercised awards will be terminated unless exercised before the reorganization event;

- provide that awards will become exercisable, realizable, or deliverable, or restrictions applicable to an award will lapse, before the reorganization event;

- make or provide for a payment in exchange for the termination of awards;

- provide that, in connection with a liquidation or dissolution of the Company, awards will convert into the right to receive liquidation proceeds; or

- any combination of the foregoing.

Restricted stock will continue to be subject to any applicable vesting criteria unless the CNG Committee accelerates the vesting of the restricted stock or provides for the restricted stock to be forfeited if issued at no cost.

Treatment of Awards upon a Change in Control. In connection with a change in control (as defined in the 2025 Incentive Plan), awards may be assumed or continued with appropriate adjustments as to the number of shares and exercise prices, as applicable. If awards are not assumed or continued, except as otherwise provided in the applicable award agreement, in another agreement with the participant, or as otherwise set forth in writing:

- all restricted stock and RSUs not subject to performance conditions will automatically vest unless the CNG Committee elects that they will be cancelled in exchange for cash or other consideration;

- performance awards where the applicable performance period has not yet expired will be treated as though target performance had been achieved;

- all stock options and SARS will become exercisable for a period of at least 15 days before consummation of the change in control, with any exercise conditioned on the consummation of the change in control;

- stock options and SARs that remain unexercised at the consummation of the change in control will terminate, with or without payment of consideration as determined by the CNG Committee; and

- other stock-based awards and cash-based awards will be governed by the terms of the applicable award agreements.

Limitations on Transfer. A participant may not sell, assign, transfer, pledge or otherwise encumber an award other than by will or the laws of descent and distribution, other than in the case of incentive stock options pursuant to qualified domestic relations orders. In addition, during the life of the participant, awards will be exercisable only by the participant. Notwithstanding the foregoing, the CNG Committee may permit or provide in an award agreement for the gratuitous transfer of an award to immediate family members, family trusts, or other entities established for the benefit of the participant and/or an immediate family member if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the common stock subject to such award.

Termination of Status; Beneficiaries. The CNG Committee will determine the effect on an award of the disability, death, termination, or other cessation of employment or service, authorized leave of absence, or other change in the employment or other service status of a participant and the extent to which, and the period during which, the participant, or the participant's legal representative, conservator, guardian, or designated beneficiary, may exercise rights, or receive any benefits, under an award. A participant may, in the manner determined by the CNG Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant's death.

Discretionary Acceleration. The CNG Committee may at any time provide that any award will become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Termination and Amendment. The Board or the CNG Committee may amend, suspend, or terminate the 2025 Incentive Plan, but if an amendment would require stockholder approval under applicable listing requirements or the Code, such amendments will be subject to stockholder approval. No termination or amendment of the 2025 Incentive Plan may reduce or diminish the value of an outstanding award without the written consent of the applicable participant. Unless sooner amended, no awards may be granted under the 2025 Incentive Plan following the tenth anniversary of its effective date, although previously granted awards may extend beyond that date.

The CNG Committee may amend, modify, or terminate outstanding awards, subject to certain exceptions, including that the participant must consent to any such action that materially and adversely affect the participant's rights under the 2025 Incentive Plan, other than as permitted in connection with specified changes in capitalization, reorganization events, or changes in control.

Prohibition on Repricing. Outstanding stock options and SARs cannot be repriced, directly or indirectly, without stockholder approval. The exchange of an "underwater" stock option or SAR (i.e., an award having an exercise price in excess of the current market value of the underlying stock) for another award or for a cash payment would be considered an indirect repricing and would, therefore, require stockholder approval.

Clawback Policy. Awards under the 2025 Incentive Plan are subject to our Incentive Compensation Recoupment Policy and will be subject to any other clawback policy we may adopt in the future.

Federal Income Tax Consequences

The U.S. federal income tax discussion set forth below is intended to provide general information only and does not purport to be a complete analysis of all of the potential tax effects of the 2025 Incentive Plan. It is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change. State and local income tax consequences are not discussed, and may vary from jurisdiction to jurisdiction.

Nonstatutory Stock Options. There will be no federal income tax consequences to the optionee or to the Company upon the grant of a nonstatutory stock option under the 2025 Incentive Plan. When the optionee exercises a nonstatutory stock option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the shares will be short-term or long-term capital gain, depending on how long the shares were held.

Incentive Stock Options. There will be no federal income tax consequences to the optionee or to the Company upon the grant or exercise of an incentive stock option. If the optionee holds the shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

SARs. A participant receiving a SAR under the 2025 Incentive Plan will not recognize income, and the Company will not be allowed a federal income tax deduction, at the time the SAR award is granted. When the participant exercises the SAR, the amount of cash and the fair market value of any shares of stock received will be treated as ordinary income to the participant and the Company will be allowed a corresponding federal income tax deduction at that time.

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and the Company will not be allowed a federal income tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

Stock Units. A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash) in settlement of a stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Cash-Based Awards. A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a cash-based award is granted (for example, when the performance goals are established). Upon receipt of cash in settlement of the award, a participant will recognize ordinary income equal to the cash received, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

Tax Withholding. The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes (including employment taxes) required by law to be withheld with respect to any taxable event arising as a result of the 2025 Incentive Plan.

Benefits to Named Executive Officers and Others

As of the date of this proxy statement, no awards have been granted under the 2025 Incentive Plan. Awards will be made at the discretion of the CNG Committee or pursuant to delegated authority. Therefore, it is not presently possible to determine the benefits or amounts that will be received by such persons or groups pursuant to the 2025 Incentive Plan in the future.

Equity Compensation Plan Information

The following table sets forth information concerning shares of our common stock that are authorized and available for issuance under our equity compensation plans as of December 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders[1]	324,189 [2]	$117.33 [3]	1,856,268
Equity compensation plans not approved by stockholders	—	—	—

[1] Represents shares issuable under our 2015 LTIP.

[2] Represents (a) 8,061 shares issuable under outstanding stock options, (b) 15,799 shares issuable under outstanding SARs, based on the closing price of our common stock on December 31, 2024 ($131.85), (c) 35,226 shares issuable under outstanding restricted stock units, (d) 221,458 shares issuable under outstanding performance shares (at maximum), and (e) 43,645 shares deferred under our Deferred Compensation Plan for non-employee directors.

[3] Weighted-average exercise price does not take into account shares issuable under restricted stock units, performance shares, or deferred shares, which do not have an exercise price.

4

Ratification of Appointment of Ernst & Young LLP as Independent Auditor



The Board unanimously recommends that stockholders vote **FOR** the ratification of Ernst & Young LLP as independent auditor.

Proposal 4

Ratification of Appointment of Ernst & Young LLP as Independent Auditor

Our Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending on December 31, 2025. Our Board is asking stockholders to ratify this selection. While stockholder approval or ratification is not required, we believe that submitting the appointment of Ernst & Young LLP to stockholders for ratification is good corporate governance. If stockholders do not ratify this appointment, our Audit Committee will take the voting results under consideration. Even if stockholders ratify the appointment of Ernst & Young LLP, the Audit Committee, in its discretion, may change the appointment at any time if it determines that a change would be in the best interest of Royal Gold and our stockholders.

Representatives of Ernst & Young LLP are expected to attend the annual meeting. They will have an opportunity to make a statement if they so desire and will have an opportunity to respond to appropriate questions from stockholders.

Recommendation

The Board unanimously recommends that stockholders vote "FOR" the ratification of Ernst & Young LLP as independent auditor.

Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to ratify the appointment of Ernst & Young LLP.

Independent Registered Public Accounting Firm Fees and Services

Fees for services rendered by Ernst & Young LLP for the years ended December 31, 2024 and December 31, 2023 were as follows:

	2024	2023
Audit Fees	$1,012,000	$ 1,084,110
Tax Fees	$ 280,400	$ 328,539
Total	$1,292,400	$1,412,649

Audit fees represent fees associated with the audits of Royal Gold and certain of our foreign subsidiaries' annual financial statements, review of our quarterly financial statements, issuance of consents, and review of documents filed with the SEC. Audit fees also include fees associated with the audit of management's assessment and operating effectiveness of Section 404 of the Sarbanes-Oxley Act.

Tax fees represent fees associated with tax compliance, tax return preparation, and tax consulting services. We did not pay any audit-related or other fees to Ernst & Young LLP for 2024 or 2023.

Preapproval Policies and Procedures

The Audit Committee has adopted a policy requiring advance approval for all audit, audit-related, tax, and other services performed by our independent registered public accounting firm. The policy provides for preapproval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously preapproved with respect to a year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform the service. The Audit Committee has delegated to its Chair the authority to approve certain permitted services, provided that the Chair reports these decisions to the Audit Committee at its next scheduled meeting. The Audit Committee or the Chair preapproved all of the services reported in the table above.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements of Royal Gold for the year ended December 31, 2024, and our reporting processes, including internal control over financial reporting, with our management. The Audit Committee has discussed with Ernst & Young LLP, our independent registered public accounting firm for 2024, the matters required to be discussed by applicable Public Company Accounting Oversight Board and Securities and Exchange Commission standards. The Audit Committee has also received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Ernst & Young LLP its independence.

Based on the review and discussions with Royal Gold's auditors and management, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in Royal Gold's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the Securities and Exchange Commission.

This report has been submitted by the following independent directors, who comprise the Audit Committee of the Board of Directors:

Jamie Sokalsky, Chair

Fabiana Chubbs

Ronald Vance

Stock Ownership Information

Directors and Executive Officers

The following table shows the beneficial ownership, as of March 27, 2025, of our common stock by each director, director nominee, NEO, and all current directors and executive officers as a group. The address of each beneficial owner listed in the table is c/o Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

Name of Beneficial Owner	Common Stock	Stock options / SARs Exercisable within 60 Days	Shares Issuable within 60 Days under Director Deferred Compensation Plan	Total Beneficial Ownership*
Non-Employee Directors and Director Nominees				
William Hayes	10,302	—	—	10,302
Fabiana Chubbs	—	—	5,129	5,129
Mark Isto	25,249	1,089	—	26,338
Kevin McArthur	10,814	—	11,439	22,253
Jamie Sokalsky	11,200	—	9,409	20,609
Ronald Vance	9,228	—	8,297	17,525
Sybil Veenman	1,500	—	11,439	12,939
Named Executive Officers				
William Heissenbuttel	114,893	21,992	—	136,885
Paul Libner	21,749	—	—	21,749
Daniel Breeze	14,474	3,736	—	18,210
Martin Raffield	10,013	—	—	10,013
Randy Shefman	10,660	2,060	—	12,720
All current directors and executive officers as a group (12 individuals)	218,775	28,877	45,713	320,682

* All directors and executive officers as a group own less than 1% of our outstanding common stock. The persons listed have sole voting and investment power with respect to the shares listed.

Other Beneficial Owners

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than 5% of our common stock, based on our review of documents filed with the SEC.

Name and Address of >5% Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding*
Capital World Investors[1] 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	8,171,643	12.4%
BlackRock, Inc.[2] 55 East 52nd Street, New York, NY 10055	6,923,969	10.5%
The Vanguard Group[3] 100 Vanguard Boulevard, Malvern, PA 19355	6,643,568	10.1%
Van Eck Associates Corporation[4] 666 Third Avenue, 9th Floor, New York, NY 10017	3,992,123	6.1%
First Eagle Investment Management, LLC[5] 1345 Avenue of the Americas, New York, NY 10105	3,667,169	5.6%
State Street Corporation[6] State Street Financial Center, 1 Congress Street, Suite 1, Boston, MA 02114	3,660,877	5.6%

* Based on 65,806,036 shares outstanding as of March 27, 2025.

[1] As reported by Capital World Investors on Amendment No. 6 to Schedule 13G filed with the SEC on February 7, 2024. Capital World Investors reported that it had sole dispositive and voting power over all the reported shares.

[2] As reported by BlackRock, Inc. on Amendment No. 15 to Schedule 13G filed with the SEC on January 24, 2024. BlackRock reported that it had sole dispositive power over all the reported shares and sole voting power over 6,530,185 of the shares.

[3] As reported by The Vanguard Group on Amendment No. 11 to Schedule 13G filed with the SEC on February 13, 2024. The Vanguard Group reported that it had sole dispositive power over 6,550,767 of the shares, shared dispositive power over 92,801 of the shares, sole voting power over none of the shares, and shared voting power over 23,150 of the shares.

[4] As reported by Van Eck Associates Corporation on Amendment No. 12 to Schedule 13G filed with the SEC on February 14, 2023. Van Eck Associates Corporation reported that it had sole dispositive power over all the reported shares and sole voting power over 3,976,263 of the shares.

[5] As reported by First Eagle Investment Management, LLC on Amendment No. 2 to Schedule 13G filed with the SEC on February 8, 2024. First Eagle Investment Management, LLC reported that it had sole dispositive power over all the reported shares and sole voting power over 3,567,355 of the shares.

[6] As reported by State Street Corporation on an Amendment to Schedule 13G filed with the SEC on January 29, 2024. State Street reported that it had sole dispositive and voting power over none of the shares, shared voting power over 3,443,384 of the shares, and shared dispositive power over 3,658,677 of the shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires certain persons, including the Company's directors and executive officers, to file reports with the SEC indicating their holdings of, and transactions in, the Company's equity securities. Based upon a review of reports filed with the SEC and written representations from the reporting persons, the Company believes that all reports during 2024 were timely filed, other than one report for Mr. Libner that was due on Friday, December 13, 2024 and filed one business day late on Monday, December 16, 2024, due to a delay in finalizing certain calculations relating to an exercise of SARs.

Other Information

Other Business

We are not aware of any other matters to be brought before the annual meeting. If other matters should come before the annual meeting, each person named in the proxy intends to vote the proxy in accordance with their own judgment on the matters.

Stockholder Proposals for the 2026 Annual Meeting

	Proposals to Include in Proxy Statement*	Other Proposals or Nominees to be Presented at the Annual Meeting**
Deadline for proposal to be received by Royal Gold	On or before December 5, 2025 (120 calendar days prior to anniversary of this year's mailing date)	Between January 22, 2026, and February 21, 2026 (not less than 90 nor more than 120 calendar days prior to the first anniversary of this year's annual meeting)***
What to include in the proposal	Information required by SEC rules	Information required by our Bylaws
Where to send the proposal	**By mail to our principal executive office:** Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, CO 80202	

*   Proposals must satisfy SEC requirements, including Rule 14a-8.

**   Proposals not submitted pursuant to SEC Rule 14a-8 and any director nominees must satisfy our Bylaws requirements. Our Bylaws are available on our website at www.royalgold.com under "Investment Stewardship — Document Library." In addition to satisfying the requirements under our Bylaws, to comply with the universal proxy rules under the Securities Exchange Act of 1934, as amended, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than March 23, 2026.

***   If the number of directors to be elected at the 2026 annual meeting is increased and there is no public announcement by us specifying the size of the increased Board at least 100 days before the annual meeting date, the stockholder's notice with respect to nominees for any new positions created by the increase must be received not later than the close of business on the 10th day following the day on which we first make the public announcement.

Annual Report on Form 10-K

Upon the written request of any record holder or beneficial owner of common stock entitled to vote at the annual meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2024, including any financial statements and any required financial statement schedules, as filed with the SEC. Requests for a copy of the annual report should be delivered to our Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202 or corporatesecretary@royalgold.com.

Stockholders Entitled to Vote as of Record Date

This proxy statement is furnished to holders of Royal Gold common stock in connection with the solicitation of proxies on behalf of our Board of Directors to be voted at our 2025 annual meeting of stockholders to be held on Thursday, May 22, 2025, at 9 a.m. Mountain Time. Stockholders of record holding shares of our common stock at the close of business on March 27, 2025, the Record Date, are eligible to vote at the virtual annual meeting and any postponement and adjournment of the annual meeting. There were 65,806,036 shares outstanding on the Record Date.

Internet Availability of Proxy Materials

We will furnish our proxy materials through a "notice and access" model via the internet in accordance with SEC rules. On or about April 4, 2025, we will furnish a "notice of internet availability" to our stockholders of record containing instructions on how to access the proxy materials and vote. In addition, instructions on how to request a printed copy of these materials may be found in the notice of virtual annual meeting. For more information on voting your stock, please see "Voting Your Shares" below.

Voting Your Shares

Each share of Royal Gold common stock that you own as of the Record Date entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of our common stock that you own. If your stock is held in the name of your broker, bank, or another nominee, the nominee holding your stock will send you a voting instruction form. You may elect to vote in one of three methods:

- **By phone or the internet**—You may vote your shares by following the instructions on your notice card, proxy card, or voting instruction form. If you vote by telephone or the internet, you do not need to return your proxy card.

- **By mail**—If this proxy statement was mailed to you or if you requested that a proxy statement be mailed to you, you may vote your shares by signing and returning the enclosed proxy card or voting instruction form. If you vote by proxy card, your "proxy" (each or either of the individuals named on the proxy card) will vote your shares as you instruct on the proxy card. If you sign and return your proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our Board (FOR each director nominee and FOR proposals 2, 3, and 4). If you vote by voting instruction form, the bank, broker, or nominee holding your stock will vote your shares as you instruct on the voting instruction form. If you sign and return your voting instruction form but do not give instructions to your bank, broker, or nominee on how to vote your shares, your shares will not be voted on any proposal on which the bank, broker, or nominee lacks discretionary authority to vote (i.e., the bank, broker, or nominee will have discretion to vote only on proposal 4 regarding the ratification of the independent auditor).

- **By voting at the virtual annual meeting**—You may attend the annual meeting virtually and vote your shares through the online platform. All stockholders attending the meeting will be authenticated using your 16-digit control number included in your stockholder materials. You will be able to vote while the polls are open during the virtual annual meeting.

Instructions for the Virtual Annual Meeting

Our annual meeting will be a completely virtual meeting; there will be no physical meeting location. To participate in the virtual meeting, visit **www.virtualshareholdermeeting.com/RGLD2025** and enter the 16-digit control number included on your notice of internet availability of proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials. If you lose your 16-digit control number, you may join the virtual annual meeting as a "Guest," but you will not be able to vote, ask questions, or access the list of stockholders. You may begin to log into the meeting platform beginning at 8:45 a.m. Mountain Time on May 22, 2025. The meeting will begin promptly at 9 a.m. Mountain Time on May 22, 2025. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you wish to submit a question prior to the virtual annual meeting, you may do so starting at 8:45 a.m. Mountain Time on May 22, 2025, via the virtual stockholder meeting platform. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters are not pertinent to meeting matters and will not be answered. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be answered on our website at www.royalgold.com/investors/proxy-materials; the questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting. If you encounter any technical difficulties with the virtual meeting platform on the meeting day, technical support phone numbers will be posted at the bottom of the virtual meeting log-in page. Technical support will be available starting at 8:45 a.m. Mountain Time on May 22, 2025, and will remain available until 30 minutes after the meeting has finished.

Revocation of Proxy or Voting Instruction Form

You may revoke your proxy at any time before the proxy is voted at the annual meeting. This can be done by submitting another properly completed proxy card with a later date, sending a written notice of revocation to our Corporate Secretary with a later date, or attending and voting at the virtual annual meeting. You should be aware, however, that simply logging onto the virtual annual meeting will not automatically revoke your previously submitted proxy; rather, you must submit your vote at the virtual annual meeting or deliver written notice to us before the start of the virtual annual meeting. Written notices revoking a proxy should be sent to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

Quorum and Votes Required to Approve Proposals

A majority of the outstanding shares of our common stock entitled to vote, represented in person or by proxy, will constitute a quorum at the virtual annual meeting. Abstentions and broker non-votes will be counted as being present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote those shares on a proposal because the nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner with respect to that proposal.

Cumulative voting is not permitted for the election of directors. Under Delaware law, holders of common stock are not entitled to appraisal or dissenters' rights with respect to the matters to be considered at the annual meeting.

Proposal	Vote Required to Approve Proposals at a Meeting at Which a Quorum Is Present	Broker Non-Votes	Abstentions
1. Election of Class II Director Nominees	Affirmative vote of a majority of the votes cast	No impact	No impact
2. Advisory Vote on Executive Compensation			
3. Approval of 2025 Incentive Plan			
4. Ratification of Appointment of the Independent Auditors		Nominees have the discretion to vote FOR, as ratification of auditors is a routine matter	

Tabulation of Votes

Broadridge Financial Solutions, Inc. will tabulate and certify votes at the virtual annual meeting.

Solicitation Costs

In addition to solicitation of proxies by mail or by electronic data transfers, our directors, officers, and employees may, without additional compensation, make solicitations by telephone, facsimile, or personal interview. We engaged Saratoga Proxy Consulting LLC to assist us with the solicitation of proxies for a fee of $15,000, plus expenses. We will bear all costs of the solicitation of proxies. We will also reimburse the banks and brokers for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock.

Eliminating Duplicate Mailings

We have adopted a procedure called "householding," in accordance with SEC rules. Under this procedure, we deliver a single copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to any stockholder.

To receive a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report for this or future meetings, stockholders may contact us at the following address:

David Crandall
Corporate Secretary
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, Colorado 80202
corporatesecretary@royalgold.com

Stockholders who hold shares in street name (as described under the heading "Voting Your Shares," above) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement includes "forward-looking statements" within the meaning of U.S. federal securities laws. Forward-looking statements are any statements other than statements of historical fact. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from these statements.

Forward-looking statements are often identified by words like "will," "may," "could," "should," "would," "believe," "estimate," "expect," "anticipate," "plan," "forecast," "potential," "intend," "continue," "project," or negatives of these words or similar expressions. Forward-looking statements include, among others, statements regarding the following: our expected financial performance and outlook; operators' expected operating and financial performance and other anticipated developments relating to their properties and operations, including production, deliveries, estimates of mineral resources and mineral reserves, environmental and feasibility studies, technical reports, mine plans, capital requirements, liquidity, and capital expenditures; opportunities for investments, acquisitions and other transactions; anticipated benefits from investments, acquisitions and other transactions; anticipated liquidity, capital resources, financing, and stockholder returns; borrowings and repayments under our revolving credit facility; the materiality of properties within our portfolio; macroeconomic and market conditions; the anticipated effects of climate change; returns on investments; assumptions related to fair value of equity awards; and prices for gold, silver, copper, and other metals.

Factors that could cause actual results to differ materially from these forward-looking statements include, among others, the following: changes in the price of gold, silver, copper, or other metals; operating activities or financial performance of properties on which we hold stream or royalty interests, including variations between actual and forecasted performance, operators' ability to complete projects on schedule and as planned, operators' changes to mine plans and mineral reserves and mineral resources (including updated mineral reserve and mineral resource information), liquidity needs, mining and environmental hazards, labor disputes, distribution and supply chain disruptions, permitting and licensing issues, other adverse government or court actions, or operational disruptions; changes of control of properties or operators; contractual issues involving our stream or royalty agreements; the timing of deliveries of metals from operators and our subsequent sales of metal; risks associated with doing business in foreign countries; increased competition for stream and royalty interests; environmental risks, including those caused by climate change; potential cyber-attacks, including ransomware; our ability to identify, finance, value, and complete investments, acquisitions or other transactions; adverse economic and market conditions; effects of health epidemics and pandemics; changes in laws or regulations governing us, operators, or operating properties; changes in management and key employees; and other factors described in our most recent Annual Report on Form 10-K, including under the caption "Risk Factors," and in our other filings with the Securities and Exchange Commission. Most of these factors are beyond our ability to predict or control. Other unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements.

Forward-looking statements speak only as of the date on which they are made. We disclaim any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements.

Reference to Other Materials

This proxy statement includes website addresses and references to additional materials found on those websites, which are provided for convenience only. Such websites and materials are not incorporated into this proxy statement by reference.

＊＊＊＊＊＊＊＊＊＊＊＊＊＊

BY ORDER OF THE BOARD OF DIRECTORS

David Crandall
Corporate Secretary

Denver, Colorado
April 4, 2025

ROYAL GOLD, INC.
2025 INCENTIVE PLAN

1. Purpose

The purpose of this 2025 Incentive Plan (the "*Plan*") of Royal Gold, Inc., a Delaware corporation (the "*Company*"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain, and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "*Company*" shall include any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the "*Code*") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "*Board*").

2. Eligibility

All of the Company's employees, officers, and directors, as well as consultants and advisors to the Company (as the terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the "*Securities Act*"), or any successor form) are eligible to be granted Awards (as defined below) under the Plan. Each person who is granted an Award under the Plan is deemed a "*Participant.*" The Plan provides for the following types of awards, each of which is referred to as an "*Award*": Options (as defined in Section 5), SARs (as defined in Section 6), Restricted Stock (as defined in Section 7), RSUs (as defined in Section 7), Other Stock-Based Awards (as defined in Section 8), and Cash-Based Awards (as defined in Section 8). Any type of Award may be granted as a Performance Award under Section 9. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

3. Administration and Delegation

(a) <u>Administration by Board of Directors</u>. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board's discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b) <u>Appointment of Board Committees</u>. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "*Committee*"). All references in the Plan to the "*Board*" shall mean the Board or a Committee of the Board (or the Delegated Persons referred to in Section 3(c)) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee (or such Delegated Persons).

(c) <u>Delegation to Delegated Persons</u>. Subject to any requirements of applicable law (including as applicable Sections 152(b) and 157(c) of the General Corporation Law of the State of Delaware), the Board may, by resolution, delegate to one or more persons (including officers of the Company) or bodies (such persons or bodies, the "*Delegated Persons*") the power to grant Awards (subject to any limitations under the Plan) to eligible service providers of the Company and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix: (i) the maximum number of shares that may be issued pursuant to such resolution (which number shall include, for the avoidance of doubt, the maximum number of shares issuable upon exercise or settlement of Awards), (ii) the time period during which such Awards, and during which the shares issuable upon exercise thereof, may be issued, and (iii) the minimum consideration (if any) for which such Awards may be issued, and the minimum consideration for the shares issuable upon exercise thereof; and provided further, that no Delegated Person shall be authorized to grant Awards to itself; and provided further, that no Delegated Person shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")) or to any "officer" of the Company (as defined by Rule 16a-1(f) under the Exchange Act).

(d) Awards to Non-Employee Directors. Awards to non-employee directors will be granted and administered by a Committee, all of the members of which are independent directors as defined by Section 5605(a)(2) of the Nasdaq Marketplace Rules.

4. Stock Available for Awards

(a) Number of Shares; Share Counting.

(1) *Authorized Number of Shares.* Subject to adjustment under Section 10, Awards may be made under the Plan (any or all of which Awards may be in the form of Incentive Stock Options, as defined in Section 5(b)) for up to a number of shares of common stock, $0.01 par value per share, of the Company (the "**Common Stock**"), as is equal to the sum of:

(A) 350,000 shares of Common Stock; and

(B) such additional number of shares of Common Stock (up to 2,292,905) as is equal to the sum of (x) the number of shares of Common Stock reserved for issuance under the Company's 2015 Omnibus Long-Term Incentive Plan (the "**2015 Plan**") that remain available for grant under the 2015 Plan immediately prior to the date that the Plan is approved by the Company's stockholders (the "**Effective Date**"), and (y) the number of shares of Common Stock subject to awards granted under the 2015 Plan that are outstanding as of the Effective Date and which awards expire, terminate, or are otherwise surrendered, cancelled, forfeited, or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of Incentive Stock Options to any limitations under the Code).

Shares of Common Stock issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2) *Share Counting.* For purposes of counting the number of shares available for the grant of Awards under the Plan under Section 4(a)(1):

(A) all shares of Common Stock covered by SARs shall be counted against the number of shares available for the grant of Awards under the Plan; *provided, however*, that (i) SARs that may be settled only in cash shall not be so counted and (ii) if the Company grants a SAR in tandem with an Option for the same number of shares of Common Stock and provides that only one such Award may be exercised (a "**Tandem SAR**"), only the shares covered by the Option, and not the shares covered by the Tandem SAR, shall be so counted, and the expiration of one in connection with the other's exercise will not restore shares to the Plan;

(B) to the extent that an Award may be settled only in cash, no shares shall be counted against the shares available for the grant of Awards under the Plan;

(C) if any Award (i) expires or is terminated, surrendered or cancelled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any Common Stock not being issued (including as a result of an Award that was settleable either in cash or in stock actually being settled in cash), the unused Common Stock covered by such Award shall again be available for the grant of Awards; *provided, however*, that (1) in the case of Incentive Stock Options, the foregoing shall be subject to any limitations under the Code, (2) in the case of the exercise of a SAR, the number of shares counted against the shares available under the Plan shall be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle such SAR upon exercise, and (3) the shares covered by a Tandem SAR shall not again become available for grant upon the expiration or termination of such Tandem SAR;

(D) shares of Common Stock delivered (either by actual delivery, attestation, or net exercise) to the Company by a Participant to (i) purchase shares of Common Stock upon the exercise of an Award or (ii) satisfy tax withholding obligations with respect to Awards (including shares retained from the Award creating the tax obligation) shall not be added back to the number of shares available for the future grant of Awards; and

(E) shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for future grant of Awards.

(b) <u>Limit on Awards to Non-Employee Directors</u>. The maximum aggregate value of Awards (calculated based on grant date fair value for financial reporting purposes) granted in any calendar year to any individual non-employee director for services as a director shall not exceed $750,000. The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

(c) <u>Substitute Awards</u>. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1), except as may be required by reason of Section 422 and related provisions of the Code.

5. Stock Options

(a) <u>General</u>. The Board may grant options to purchase Common Stock (each, an "***Option***") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option, and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as the Board considers necessary or advisable.

(b) <u>Incentive Stock Options</u>. An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "***Incentive Stock Option***") shall only be granted to employees of Royal Gold, Inc., any of Royal Gold, Inc.'s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. An Option that is not intended to be an Incentive Stock Option shall be designated a "***Nonstatutory Stock Option***." The Company shall have no liability to a Participant, or any other person, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or if the Company converts an Incentive Stock Option to a Nonstatutory Stock Option.

(c) <u>Exercise Price</u>. The Board shall establish the exercise price of each Option or the formula by which such exercise price will be determined. The exercise price shall be specified in the applicable Option agreement. The exercise price shall be not less than 100% of the Grant Date Fair Market Value (as defined below) of the Common Stock on the date the Option is granted; *provided* that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Grant Date Fair Market Value on such future date. "***Grant Date Fair Market Value***" of a share of Common Stock for purposes of the Plan will be determined as follows:

(1) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices on the date of grant as reported by an over-the-counter marketplace designated by the Board; or

(3) if the Common Stock is not publicly traded, the Board will determine the Grant Date Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Section 409A of the Code or any successor provision thereto, and the regulations thereunder ("***Section 409A***"), except as the Board may expressly determine otherwise.

For any date that is not a trading day, the Grant Date Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures, or can use weighted averages either on a daily basis or such longer period, in each case to the extent permitted by Section 409A.

The Board shall determine the Grant Date Fair Market Value for purposes of the Plan, and all Awards are conditioned on the Participant's agreement that the Board's determination is conclusive and binding even though others might make a different determination.

(d)   <u>Duration of Options</u>. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable Option agreement; *provided, however*, that no Option will be granted with a term in excess of 10 years.

(e)   <u>Exercise of Options</u>. Options may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f)   <u>Payment Upon Exercise</u>. Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

    (1)   in cash or by check, payable to the order of the Company;

    (2)   except as may otherwise be provided in the applicable Option agreement or approved by the Board, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding, or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company funds sufficient to pay the exercise price and any required tax withholding;

    (3)   except as may otherwise be provided in the applicable Option agreement or approved by the Board, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value (valued in the manner determined or approved by the Board), provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board, and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements;

    (4)   except as may otherwise be provided in the applicable Nonstatutory Stock Option agreement or approved by the Board, by delivery of a notice of "net exercise" to the Company, as a result of which the Participant would receive (i) the number of shares underlying the portion of the Option being exercised, less (ii) such number of shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the fair market value of the Common Stock (valued in the manner determined or approved by the Board) on the date of exercise;

    (5)   to the extent permitted by applicable law and provided for in the applicable Option agreement or approved by the Board, by payment of such other lawful consideration as the Board may determine; or

    (6)   to the extent provided for in the applicable Option agreement or approved by the Board, by any combination of the above permitted forms of payment.

(g)   <u>Limitation on Repricing</u>. Unless such action is approved by the Company's stockholders, the Company may not (except as provided for under Section 10): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option; (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(c)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current exercise price per share of the cancelled option; (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share above the then-current fair market value of the Common Stock (valued in the manner determined or approved by the Board); or (4) take any other action under the Plan that constitutes a "repricing" within the meaning of the rules of the Nasdaq Stock Market or any other exchange or marketplace on which the Company's stock is listed or traded (the "***Exchange***").

(h)   <u>No Reload Options</u>. No Option granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional Options in connection with any exercise of the original Option.

(i)   <u>No Dividend Equivalents</u>. No Option shall provide for the payment or accrual of dividend equivalents.

6. Stock Appreciation Rights

(a) <u>General</u>. The Board may grant Awards consisting of stock appreciation rights ("**SARs**") entitling the holder, upon exercise, to receive an amount of Common Stock or cash or a combination thereof (such form to be determined by the Board) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock (valued in the manner determined or approved by the Board) over the measurement price established pursuant to Section 6(b). The date as of which such appreciation is determined shall be the exercise date.

(b) <u>Measurement Price</u>. The Board shall establish the measurement price of each SAR and specify it in the applicable SAR agreement. The measurement price shall not be less than 100% of the Grant Date Fair Market Value (as defined in Section 5(c)) of the Common Stock on the date the SAR is granted; *provided* that if the Board approves the grant of a SAR effective as of a future date, the measurement price shall be not less than 100% of the Grant Date Fair Market Value on such future date.

(c) <u>Duration of SARs</u>. Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; *provided, however*, that no SAR will be granted with a term in excess of 10 years.

(d) <u>Exercise of SARs</u>. SARs may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with any other documents required by the Board.

(e) <u>Limitation on Repricing</u>. Unless such action is approved by the Company's stockholders, the Company may not (except as provided for under Section 10): (1) amend any outstanding SAR granted under the Plan to provide a measurement price per share that is lower than the then-current measurement price per share of such outstanding SAR; (2) cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(c)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current measurement price per share of the cancelled SAR; (3) cancel in exchange for a cash payment any outstanding SAR with a measurement price per share above the then-current fair market value of the Common Stock (valued in the manner determined or approved by the Board); or (4) take any other action under the Plan that constitutes a "repricing" within the meaning of the rules of the Exchange.

(f) <u>No Reload SARs</u>. No SAR granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional SARs in connection with any exercise of the original SAR.

(g) <u>No Dividend Equivalents</u>. No SAR shall provide for the payment or accrual of dividend equivalents.

7. Restricted Stock; RSUs

(a) <u>General</u>. The Board may grant Awards consisting of shares of Common Stock that are subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award agreement are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Awards ("**Restricted Stock**"). The Board may also grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests or on a deferred basis ("**RSUs**").

(b) <u>Terms and Conditions for Restricted Stock and RSUs</u>. The Board shall determine the terms and conditions of Restricted Stock and RSUs, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) <u>Additional Provisions Relating to Restricted Stock</u>.

    (1) *Dividends*. Except as may otherwise be provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of unvested Restricted Stock ("**Unvested Dividends**") shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Unvested Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock. No interest will be paid on Unvested Dividends.

(2) *Stock Certificates/Issuance.* The Company may require that any stock certificates issued in respect of shares of Restricted Stock, as well as dividends or distributions paid on such Restricted Stock, shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee) or, alternatively, that such shares be issued in book entry only, in the name of the Participant with appropriate transfer and forfeiture restrictions. At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions (or, to the extent the Restricted Stock was issued in book entry, remove the restrictions) to the Participant or if the Participant has died, to such Participant's Designated Beneficiary (as defined below).

(d) <u>Additional Provisions Relating to RSUs.</u>

(1) *Settlement.* Upon the vesting of and/or lapsing of any other restrictions with respect to each RSU, the Participant shall be entitled to receive from the Company (i.e., settlement) the number of shares of Common Stock specified in the Award agreement, or (if so provided in the applicable Award agreement or otherwise determined by the Board) an amount of cash equal to the fair market value (valued in the manner determined or approved by the Board) of such number of shares, or a combination thereof. The Board may provide that settlement of RSUs shall be deferred, on a mandatory basis or at the election of the Participant, in a manner that complies with Section 409A.

(2) *Voting Rights.* A Participant shall have no voting rights with respect to any RSUs.

(3) *Dividend Equivalents.* The Award agreement for RSUs may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("***Dividend Equivalents***"). Dividend Equivalents may be credited to an account for the Participant and may be settled in cash and/or shares of Common Stock, in each case to the extent provided in the applicable Award agreement. Except as may otherwise be provided in the applicable Award agreement, Dividend Equivalents with respect to unvested RSUs will be subject to the same restrictions on transfer and forfeitability as the RSUs with respect to which paid. No interest will be paid on Dividend Equivalents.

8. Other Stock-Based and Cash-Based Awards

(a) <u>General.</u> The Board may grant other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property ("***Other Stock-Based Awards***"). Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of, or in satisfaction of, compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine. The Company may also grant Awards denominated in cash rather than shares of Common Stock ("***Cash-Based Awards***").

(b) <u>Terms and Conditions.</u> Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award or Cash-Based Award, including any purchase price applicable thereto.

(c) <u>Dividend Equivalents.</u> The Award agreement for an Other Stock-Based Award may provide Participants with the right to receive Dividend Equivalents. Dividend Equivalents may be credited to an account for the Participant and may be settled in cash and/or shares of Common Stock, in each case to the extent provided in the applicable Award agreement. Except as may otherwise be provided in the applicable Award agreement, Dividend Equivalents with respect to Other-Stock Based Awards will be subject to the same restrictions on transfer and forfeitability as the Other Stock-Based Award with respect to which paid. No interest will be paid on Dividend Equivalents.

9. Performance Awards

(a) <u>Grants.</u> Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 9 ("***Performance Awards***").

(b) <u>Performance Measures</u>. The Board may specify that the degree of granting, vesting and/or payout of any Performance Award shall be subject to the achievement of one or more performance measures established by the Board, which may be based on the relative or absolute attainment of specified levels of one or any combination of the following, and which may be determined pursuant to generally accepted accounting principles ("*GAAP*") or on a non-GAAP basis, as determined by the Board:

(1) net earnings or net income;

(2) operating earnings or operating income;

(3) income before income taxes;

(4) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

(5) earnings per share;

(6) share price, including growth measures and total stockholder return, including total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

(7) earnings before interest and taxes;

(8) earnings before interest, taxes, depreciation, and/or amortization;

(9) earnings before interest, taxes, depreciation, and/or amortization as adjusted to exclude any one or more of the following:

    (A) stock-based compensation expense;

    (B) income from discontinued operations;

    (C) gain on cancellation of debt;

    (D) debt extinguishment and related costs;

    (E) restructuring, separation, and/or integration charges and costs;

    (F) reorganization and/or recapitalization charges and costs;

    (G) impairment charges;

    (H) acquisition, disposition, or merger-related events and expenses;

    (I) gain or loss related to investments;

    (J) sales and use tax settlements; and

    (K) gain on non-monetary transactions;

(10) sales, revenue, or production growth or targets, whether in general or by type of product, service, or customer;

(11) gross or operating margins;

(12) return measures, including return on assets, capital, investment, equity, sales, or revenue;

(13) cash flow, including:

    (A) operating cash flow;

    (B) free cash flow, defined as earnings before interest, taxes, depreciation, and/or amortization (as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure specified in clause (9) above) less capital expenditures, and free cash flow per share;

    (C) levered free cash flow, defined as free cash flow less interest expense;

    (D) cash flow return on equity; and

    (E) cash flow return on investment;

(14) productivity ratios;

(15) ratio of debt to stockholders' equity;

(16) ratio of net debt to adjusted earnings before interest, taxes, depreciation, and/or amortization;

(17) costs, reductions in cost, or cost control measures;

(18) expense targets;

(19) market or market segment share or penetration;

(20) financial ratios as provided in credit agreements of the Company and its subsidiaries;

(21) working capital, liquidity, debt, or coverage ratio targets;

(22) completion of investments or acquisitions of royalties, streams, businesses, or companies;

(23) completion of divestitures or asset sales;

(24) regulatory achievements or compliance;

(25) customer satisfaction measurements;

(26) execution of contractual arrangements or satisfaction of contractual requirements or milestones;

(27) product development achievements;

(28) royalty ounces in reserve;

(29) gross or net gold equivalent ounce measures;

(30) production, reserve, or resource-related measures; and

(31) any other performance measure determined by the Board and/or any combination of the foregoing business measures.

Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated.

The Board may specify that such performance measures shall be adjusted to include or exclude any one or more of: (i) asset write-downs; (ii) disputes, litigation or claims, judgments, or settlements; (iii) uncertain collections; (iv) changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (v) any reorganization or restructuring events or programs; (vi) extraordinary, non-core, non-operating, or non-recurring items; (vii) acquisitions or divestitures; (viii) foreign exchange gains and losses; (ix) impact of shares of Common Stock purchased through share repurchase programs; (x) tax valuation allowance reversals; (xi) impairment expense; (xii) environmental expense; and (xiii) any other factors as the Board may determine.

Such performance measures: (x) may vary by Participant and may be different for different Awards; (y) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works; and (z) may cover such period as may be specified by the Board.

The Board shall have the authority to make equitable adjustments to the performance goals in recognition of any changes in the Company's capitalization, unusual or non-recurring events affecting the Company or the financial statements of the Company, in response to changes in applicable laws or regulations or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

(c) <u>Adjustments</u>. The Board may adjust the cash or number of shares payable pursuant to such Performance Award, and the Board may, at any time, waive the achievement of the applicable performance measures.

(d) <u>Dividends; Dividend Equivalents</u>. Notwithstanding its designation as a Performance Award, no Option or SAR shall provide for the payment or accrual of dividend equivalents in accordance with Sections 5(i) and 6(g), as applicable, any dividends declared and paid by the Company with respect to shares of Restricted Stock shall be subject to Section 7(c)(i), and any right to receive Dividend Equivalents on an award of RSUs and Other Stock-Based Awards shall be subject to Sections 7(d)(1) and 8(c), as applicable.

10. Adjustments for Changes in Common Stock and Certain Other Events

(a) <u>Changes in Capitalization</u>. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of shares available under the Plan, (ii) the share counting rules set forth in Section 4(a), (iii) the number, class, exercise, measurement or purchase price and any other per-share related provisions of shares subject of each outstanding Award, and (iv) any performance goals applicable to an Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) <u>Reorganization Events</u>.

    (1) *Definition*. A "***Reorganization Event***" shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities, or other property or is canceled, (b) any transfer or disposition of all of the Common Stock of the Company for cash, securities, or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

    (2) *Consequences of a Reorganization Event on Awards Other than Restricted Stock.*

        (A) In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement, another agreement between the Company and the Participant, or another Company plan):

            (i) provide that Awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

            (ii) upon written notice to a Participant, provide that unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or that unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice;

            (iii) provide that Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event;

            (iv) make or provide for a payment, in such form (which may include, without limitation, cash, cash equivalents and/or securities of the acquiring or succeeding corporation (or an affiliate thereof)) as may be determined by the Board, to Participants with respect to an Award held by a Participant equal in value to (A) the number of shares of Common Stock subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the amount of cash and/or value, as determined by the Board in its discretion, of any non-cash consideration per share of Common Stock to be received by holders of Common Stock as a result of the Reorganization Event (the "***Acquisition Price***") over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, *provided* that any escrow, holdback, earn-out, or similar provisions in the definitive agreement governing the Reorganization Event may, as determined by the Board, apply to such payment to the same extent and in the same manner as such provisions apply to holders of Common Stock, and *provided further* that if the Acquisition Price does not exceed the exercise price of such Award, then the Award shall be canceled without any payment of consideration therefor;

(v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement, or purchase price thereof and any applicable tax withholdings); and

(vi) any combination of the foregoing.

In taking any of the actions permitted under this Section 10(b)(2)(A), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B) Notwithstanding the terms of Section 10(b)(2)(A)(i), in the case of outstanding RSUs that are subject to Section 409A: (i) if the applicable RSU agreement provides that the RSUs shall be settled upon a "change in control event" within the meaning of Treasury Regulation Section 1.409A–3(i)(5)(i), and the Reorganization Event constitutes such a "change in control event", then no assumption or substitution shall be permitted pursuant to Section 10(b)(2)(A)(i) and the RSUs shall instead be settled in accordance with the terms of the applicable RSU agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 10(b)(2)(A) if the Reorganization Event constitutes a "change in control event" as defined under Treasury Regulation Section 1.409A–3(i)(5)(i) and such action is permitted or required by Section 409A; if the Reorganization Event is not a "change in control event" as so defined or such action is not permitted or required by Section 409A, and the acquiring or succeeding corporation does not assume or substitute the RSUs pursuant to clause (i) of Section 10(b)(2)(A), then the unvested RSUs shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C) For purposes of Section 10(b)(2)(A)(i), an Award (other than Restricted Stock) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each share of Common Stock subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); *provided, however*, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determined to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(D) The Board may impose a limitation on the ability of Participants holding Options and/or SARs to exercise their Awards for the minimum number of days prior to the closing of the Reorganization Event as is reasonably necessary to facilitate the orderly closing of the Reorganization Event. The Company shall provide reasonable notice to Participants of any such limitation on exercise.

(3) *Consequences of a Reorganization Event on Restricted Stock.* Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted Stock shall inure to the benefit of the Company's successor and shall, unless the Board determines otherwise, apply to the cash, securities, or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Stock; *provided, however*, that the Board may either provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, either initially or by amendment, or provide for forfeiture of such Restricted Stock if issued at

no cost. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

(c) Change in Control.

(1) *Definition*. A "***Change in Control***" shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, solely to the extent necessary to avoid adverse personal income tax consequences to a Participant in connection with an Award, such transaction also constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as defined in Treasury Regulation Sections 1.409A-3(i)(5)(v), (vi) and (vii):

(A) the consummation of any direct or indirect sale, lease, transfer, conveyance, or other disposition (other than by way of reorganization, merger, or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any person or group (both as defined in Section 13(d) and 14(d)(2) of the Exchange Act) (other than a person that, prior to such transaction or series of related transactions, is controlled directly or indirectly by the Company);

(B) a transaction or a series of related transactions whereby any person or group (other than a person that, prior to such transaction or series of related transactions, is controlled directly or indirectly by the Company) becomes the beneficial owner of more than fifty percent (50%) of the total voting power of the outstanding voting stock of the Company;

(C) the Company consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, the Company (regardless of whether the Company is the surviving person), other than any such transaction in which the stockholders of the Company before such transaction own directly or indirectly at least a majority of the voting power of the outstanding voting stock of the surviving person in such reorganization, merger, or consolidation transaction immediately after such transaction;

(D) during any period of two (2) consecutive years, members who at the beginning of such period constituted the Board shall have ceased for any reason to constitute a majority thereof, unless the election, or nomination for election, by the Company's equity holders of each director shall have been approved by the vote of at least a majority of the directors (A) then still in office and (B) either who were directors at the beginning of such period or whose election or nomination for election was previously so approved (so long as such director was not nominated by a person who has expressed an intent to effect a Change in Control or engage in a proxy or other control contest); or

(E) the stockholders of the Company adopt a plan or proposal for the liquidation, winding up, or dissolution of the Company.

(2) *Change in Control in which Awards are not Assumed.* Except as otherwise provided in the applicable Award agreement, in another agreement with the Participant, or as otherwise set forth in writing, upon the occurrence of a Change in Control in which outstanding Awards are not being assumed or continued, the following provisions shall apply to such Award, to the extent not assumed or continued:

(A) Immediately prior to the occurrence of such Change in Control, in each case with the exception of Performance Awards, all outstanding shares of Restricted Stock and all Restricted Stock Units shall be deemed to have vested, and all shares of Common Stock and/or cash subject to such Awards shall be delivered; and either or both of the following two (2) actions shall be taken:

(i) At least fifteen (15) days prior to the scheduled consummation of such Change in Control, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen (15) days. Any exercise of an Option or SAR during this fifteen (15)-day period shall be conditioned upon the consummation of the applicable Change in Control and shall be effective only immediately before the consummation thereof, and upon consummation of such Change in Control, the Plan and all outstanding but unexercised Options and SARs shall terminate, with or without consideration (including, without limitation, consideration in accordance with clause (ii) below) as determined by the Board in its sole discretion. The Board shall send notice of an event that shall result in such a termination to all persons who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders; or

(ii) The Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, SARs, Restricted Stock, and/or Restricted Stock Units and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or Common Stock having a value (as determined by the Board acting in good faith), in the case of Restricted Stock and Restricted Stock Units (for shares of Common Stock subject thereto), equal to the formula or fixed price per share paid to holders of shares of Common Stock pursuant to such Change in Control and, in the case of Options or SARs, equal to the product of the number of shares of Common Stock subject to such Options or SARs multiplied by the amount, if any, by which (x) the formula or fixed price per share paid to holders of shares of Common Stock pursuant to such transaction exceeds (y) the exercise price or measurement price applicable to such Options or SARs.

(B) Performance Awards where the performance period has not yet expired shall be treated as though target performance has been achieved. After application of this Section 10(c)(2)(B), if any Awards arise from application of this Section 10(c), such Awards shall be settled under the applicable provision of Section 10(c)(2)(A).

(C) Other Stock-Based Awards and Cash-Based Awards shall be governed by the terms of the applicable Award agreement.

(3) *Change in Control in which Awards are Assumed.* Except as otherwise provided in the applicable Award agreement, in another agreement with the Participant, or as otherwise set forth in writing, upon the occurrence of a Change in Control in which outstanding Awards are being assumed or continued, the following provisions shall apply to such Award, to the extent assumed or continued: the Plan and the Options, SARs, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, and Cash-Based Awards granted under the Plan shall continue in the manner and under the terms so provided in the event of any Change in Control to the extent that provision is made in writing in connection with such Change in Control for the assumption or continuation of such Options, SARs, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, and Cash-Based Awards or for the substitution for such Options, SARs, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards, and Cash-Based Awards of new stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards relating to the Common Stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and exercise prices of options and stock appreciation rights, and cash-based awards.

11. General Provisions Applicable to Awards

(a) Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; *provided, however*, that, except with respect to Awards subject to Section 409A and Incentive Stock Options, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust, or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee; *provided further*, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 11(a) shall be deemed to restrict a transfer to the Company.

(b) Documentation. Each Award shall be evidenced in such form (written, electronic, or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) <u>Termination of Status</u>. The Board shall determine the effect on an Award of the disability, death, termination, or other cessation of employment or service, authorized leave of absence, or other change in the employment or other service status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian, or Designated Beneficiary, may exercise rights, or receive any benefits, under an Award. "***Designated Beneficiary***" means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death, or (ii) in the absence of an effective designation by a Participant, the Participant's estate.

(d) <u>Withholding</u>. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting, or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined or approved by the Company); *provided, however*, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain shares of Common Stock having a fair market value (determined or approved by the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of shares of Common Stock (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax (determined or approved by the Company)) as the Company shall determine to be necessary to satisfy the tax liability associated with any Award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

(e) <u>Amendment of Award</u>. Except as otherwise provided in Section 5(g), 6(e), 9, 11(g) and 11(h), the Board may amend, modify, or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant's consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant's rights under the Plan or (ii) the change is permitted under Section 10.

(f) <u>Conditions on Delivery of Stock</u>. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(g) <u>Limitations on Vesting</u>. No Award shall vest earlier than the first anniversary of its date of grant, unless such Award is granted to a non-employee director or in lieu of salary, bonus, or other compensation otherwise earned by or payable to the Participant. The foregoing sentence shall not apply to Awards granted, in the aggregate, for up to 5% of the maximum number of authorized shares set forth in Section 4(a)(1).

(h) <u>Acceleration</u>. The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions or otherwise realizable in whole or in part, as the case may be.

12. Miscellaneous

(a) <u>No Right To Employment or Other Status</u>. No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) <u>No Rights As Stockholder</u>. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued with respect to an Award until becoming the record holder of such shares.

(c) <u>Clawback</u>. In accepting an Award under the Plan, the Participant agrees to be bound by any clawback policy that the Company has in effect or may adopt in the future. The Participant agrees that in the event it is determined in accordance with any such policy that any Award granted under the Plan, any shares of Common Stock issued upon exercise or settlement thereof (including securities or other property received therefor), or any other proceeds from the exercise or settlement of such Award or the sale of such shares of Common Stock or any other compensation subject to such policy must be forfeited or reimbursed to the Company, the Participant will promptly take any action necessary to effectuate such forfeiture and/or reimbursement as determined by the Company.

(d) <u>Effective Date and Term of Plan</u>. The Plan shall become effective on the Effective Date. No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(e) <u>Amendment of Plan</u>. The Board may amend, suspend, or terminate the Plan or any portion thereof at any time provided that (i) neither Section 5(g) nor Section 6(e) requiring stockholder approval of any Option or SAR repricing may be amended without stockholder approval; (ii) no amendment that would require stockholder approval under the rules of the national securities exchange on which the Company then maintains its primary listing will be effective unless and until the Company's stockholders approve such amendment; and (iii) if the national securities exchange on which the Company then maintains its primary listing does not have rules regarding when stockholder approval of amendments to equity compensation plans is required (or if the Company's Common Stock is not then listed on any national securities exchange), then no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 4(c) or Section 10), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless and until the Company's stockholders approve such amendment. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 12(e) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if stockholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (2) it may not be exercised or settled (or otherwise result in the issuance of Common Stock) prior to such stockholder approval.

(f) <u>Authorization of Sub-Plans (including for Grants to non-U.S. Employees)</u>. The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or, other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board's discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(g) <u>Compliance with Section 409A</u>. If and to the extent (i) any portion of any payment, compensation, or other benefit provided to a Participant in connection with such Participant's employment termination constitutes "nonqualified deferred compensation" within the meaning of Section 409A and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that to be bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of "separation from service" (as determined under Section 409A) (the "***New Payment Date***"), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A but do not to satisfy the conditions of that section.

(h) <u>Limitations on Liability</u>. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee, or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument such individual executes in the capacity of a director, officer, employee, or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee, or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the Board's approval) arising out of any act or omission to act concerning the Plan unless arising out of such person's own fraud or bad faith.

(i) <u>Governing Law</u>. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than the State of Delaware.



1144 15th Street, Suite 2500, Denver, Colorado 80202

+1 (303) 573–1660

royalgold.com